SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For May, 2021
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ITR - Quarterly Information Form - 3/31/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Table of Contents

Company Information

Capital Breakdown	2

Parent Company’s Financial Statements

Statement of Financial Position – Assets	3
Statement of Financial Position – Liabilities	4
Income Statement	6
Statement of Comprehensive Income	7
Statement of Cash Flows	8

Statement of Changes in Equity

1/01/2021 to 3/31/2021	10
1/01/2020 to 3/31/2020	11
Statement of Value Added	12
Comments on the Company’s Performance	13
Notes to the Interim Financial Information	24
Comments on the Company’s Projections	70
Other Information Deemed as Relevant by the Company	71

Reports and Statements

Unqualified Reports on Special Review	73
Executive Officers’ Statement on the Financial Statements	74
Executive Officers’ Statement on the Report of Independent Registered Public Accounting Firm	75

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Company Data / Capital Breakdown

Number of shares	Current Quarter
(Units)	3/31/2021
Paid-In Capital
Common	683,509,869
Preferred	0
Total	683,509,869
Treasury Shares
Common	0
Preferred	0
Total	0
2

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Parent Company’s Financial Statements / Statement of Financial Position – Assets

(R$ thousand)

Code	Description	Current Quarter	Previous Year
		3/31/2021	12/31/2020
1	Total Assets	50,906,743	50,418,636
1.01	Current Assets	6,279,873	6,440,838
1.01.01	Cash and Cash Equivalents	864,482	396,401
1.01.02	Financial Investments	2,643,939	3,411,146
1.01.02.03	Financial Investments Valued at Amortized Cost	2,643,939	3,411,146
1.01.03	Accounts Receivable	2,429,969	2,372,083
1.01.03.01	Trade Receivables	2,264,723	2,204,029
1.01.03.02	Other Receivables	165,246	168,054
1.01.03.02.01	Related-Party Balances	165,246	168,054
1.01.04	Inventories	105,934	104,848
1.01.06	Recoverable Taxes	59,258	22,672
1.01.06.01	Current Recoverable Taxes	59,258	22,672
1.01.08	Other Current Assets	176,291	133,688
1.01.08.03	Other	176,291	133,688
1.01.08.03.01	Restricted Cash	36,091	35,742
1.01.08.03.20	Other Assets	140,200	97,946
1.02	Noncurrent Asset	44,626,870	43,977,798
1.02.01	Long-Term Assets	9,540,770	9,194,281
1.02.01.04	Accounts Receivable	268,809	246,957
1.02.01.04.01	Trade Receivables	268,809	246,957
1.02.01.09	Receivables from Related Parties	638,533	638,591
1.02.01.09.03	Receivables from Controlling Shareholders	638,533	638,591
1.02.01.10	Other Noncurrent Assets	8,633,428	8,308,733
1.02.01.10.04	Escrow Deposits	156,005	164,942
1.02.01.10.05	Water National Agency – ANA	26,309	26,463
1.02.01.10.06	Contract Asset	8,298,003	7,969,164
1.02.01.10.20	Other Assets	153,111	148,164
1.02.02	Investments	117,733	109,691
1.02.02.01	Equity Interest	71,471	63,417
1.02.02.01.03	Equity Interest in Jointly-Owned Subsidiaries	65,372	57,318
1.02.02.01.04	Other Investments	6,099	6,099
1.02.02.02	Investment Properties	46,262	46,274
1.02.03	Property, Plant and Equipment	269,467	268,251
1.02.04	Intangible Assets	34,698,900	34,405,575
1.02.04.01	Intangible Assets	34,698,900	34,405,575
1.02.04.01.01	Concession Contracts	1,200,211	1,218,440
1.02.04.01.02	Program Contracts	17,724,389	17,731,230
1.02.04.01.03	Service Contracts	15,138,986	14,872,604
1.02.04.01.04	Software License of Use	543,297	540,625
1.02.04.01.05	Right of Use	92,017	42,676
3

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Parent Company’s Financial Statements / Statement of Financial Position – Liabilities

(R$ thousand)

Code	Description	Current Quarter	Previous Year
		3/31/2021	12/31/2020
2	Total Liabilities	50,906,743	50,418,636
2.01	Current Liabilities	6,203,068	5,900,130
2.01.01	Labor Liabilities and Pension Plan Obligations	338,355	410,943
2.01.01.01	Pension Plan Obligations	25,897	48,198
2.01.01.02	Labor Liabilities	312,458	362,745
2.01.02	Trade Payables	250,019	263,741
2.01.02.01	National Suppliers	250,019	263,741
2.01.03	Tax Liabilities	255,017	266,819
2.01.03.01	Federal Tax Liabilities	250,770	258,902
2.01.03.01.01	Income Tax and Social Contribution Payable	92,596	69,041
2.01.03.01.02	Pis-Pasep and Cofins Payable	78,227	93,601
2.01.03.01.03	INSS (Social Security Contribution) Payable	36,479	37,599
2.01.03.01.20	Other Federal Taxes	43,468	58,661
2.01.03.03	Municipal Tax Liabilities	4,247	7,917
2.01.04	Borrowings and Financing	3,225,699	3,034,449
2.01.04.01	Borrowings and Financing	1,079,416	1,016,356
2.01.04.01.01	In Local Currency	715,774	656,712
2.01.04.01.02	In Foreign Currency	363,642	359,644
2.01.04.02	Debentures	2,056,696	1,952,670
2.01.04.03	Financing through Lease	89,587	65,423
2.01.05	Other Liabilities	1,380,113	1,163,969
2.01.05.01	Payables to Related Parties	626	626
2.01.05.01.03	Payables to Controlling Shareholders	626	626
2.01.05.02	Other	1,379,487	1,163,343
2.01.05.02.01	Dividends and Interest on Capital Payable	231,611	231,611
2.01.05.02.04	Services Payable	617,713	453,750
2.01.05.02.05	Refundable Amounts	41,374	40,514
2.01.05.02.06	Program Contract Commitments	151,273	162,541
2.01.05.02.07	Public-Private Partnership (PPP)	150,407	130,207
2.01.05.02.09	Indemnities	8,460	8,969
2.01.05.02.20	Other Liabilities	178,649	135,751
2.01.06	Provisions	753,865	760,209
2.01.06.01	Tax, Social Security, Labor and Civil Provisions	191,077	187,193
2.01.06.01.01	Tax Provisions	26,582	26,281
2.01.06.01.02	Social Security and Labor Provisions	89,605	88,475
2.01.06.01.04	Civil Provisions	74,890	72,437
2.01.06.02	Other Provisions	562,788	573,016
2.01.06.02.03	Provisions for Environmental Liabilities and Decommissioning	18,056	26,299
2.01.06.02.04	Provisions for Customers	145,413	140,093
2.01.06.02.05	Provisions for Suppliers	399,319	406,624
2.02	Noncurrent Liabilities	21,413,113	21,724,802
2.02.01	Borrowings and Financing	13,793,723	14,224,175
2.02.01.01	Borrowings and Financing	8,965,051	9,136,552
2.02.01.01.01	In Local Currency	5,776,327	5,948,334
2.02.01.01.02	In Foreign Currency	3,188,724	3,188,218
2.02.01.02	Debentures	4,393,861	4,678,427
4

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Parent Company’s Financial Statements / Statement of Financial Position – Liabilities

(R$ thousand)

Code	Description	Current Quarter	Previous Year
		3/31/2021	12/31/2020
2.02.01.03	Financing through Lease	434,811	409,196
2.02.02	Other Liabilities	6,806,743	6,687,818
2.02.02.02	Other	6,806,743	6,687,818
2.02.02.02.04	Pension Plan Obligations	2,865,195	2,868,594
2.02.02.02.05	Program Contract Commitments	40,575	68,939
2.02.02.02.06	Public-Private Partnership (PPP)	2,995,918	3,045,066
2.02.02.02.07	Indemnities	27,633	27,765
2.02.02.02.08	Labor Liabilities	2,674	1,007
2.02.02.02.09	Deferred Cofins/Pasep	152,353	149,444
2.02.02.02.20	Other Liabilities	722,395	527,003
2.02.03	Deferred Taxes	290,990	320,716
2.02.03.01	Deferred Income Tax and Social Contribution	290,990	320,716
2.02.03.01.01	Deferred Income Tax and Social Contribution	290,990	320,716
2.02.04	Provisions	521,657	492,093
2.02.04.01	Tax, Social Security, Labor and Civil Provisions	269,578	255,030
2.02.04.01.01	Tax Provisions	35,618	30,987
2.02.04.01.02	Social Security and Labor Provisions	224,067	212,902
2.02.04.01.04	Civil Provisions	9,893	11,141
2.02.04.02	Other Provisions	252,079	237,063
2.02.04.02.03	Provisions for Environmental Liabilities and Decommissioning	242,311	223,252
2.02.04.02.04	Provisions for Customers	9,170	10,059
2.02.04.02.05	Provisions for Suppliers	598	3,752
2.03	Equity	23,290,562	22,793,704
2.03.01	Paid-Up Capital	15,000,000	15,000,000
2.03.04	Profit Reserves	8,194,706	8,194,706
2.03.04.01	Legal Reserve	1,417,072	1,417,072
2.03.04.08	Additional Dividend Proposed	26,376	26,376
2.03.04.10	Reserve for Investments	6,751,258	6,751,258
2.03.05	Retained Earnings/Accumulated Losses	496,858	0
2.03.06	Equity Valuation Adjustments	-401,002	-401,002
5

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Parent Company’s Financial Statements / Income Statement

(R$ thousand)

Code	Description	YTD Current Year	YTD Previous Year
		1/01/2021 to 3/31/2021	1/01/2020 to 3/31/2020
3.01	Revenue from Sales and/or Services	4,677,417	4,042,350
3.02	Cost of Sales and/or Services	-3,048,043	-2,422,012
3.02.01	Cost of Sales and/or Services	-2,047,745	-1,913,247
3.02.02	Construction Costs	-1,000,298	-508,765
3.03	Gross Profit	1,629,374	1,620,338
3.04	Operating Income/Expenses	-524,389	-617,310
3.04.01	Selling Expenses	-315,844	-339,459
3.04.01.01	Selling Expenses	-194,793	-181,970
3.04.01.02	Allowance for Doubtful Accounts	-121,051	-157,489
3.04.02	General and Administrative Expenses	-227,275	-284,179
3.04.04	Other Operating Income	7,796	10,039
3.04.04.01	Other Operating Income	12,201	11,056
3.04.04.02	Cofins and Pasep	-4,405	-1,017
3.04.05	Other Operating Expenses	2,880	-7,286
3.04.06	Equity Pickup	8,054	3,575
3.05	Income before Financial Result and Taxes	1,104,985	1,003,028
3.06	Financial Result	-354,370	-1,980,285
3.06.01	Financial Income	111,458	100,156
3.06.01.01	Financial Income	116,425	103,809
3.06.01.02	Exchange Gains	447	1,224
3.06.01.03	Cofins and Pasep	-5,414	-4,877
3.06.02	Financial Expenses	-465,828	-2,080,441
3.06.02.01	Financial Expenses	-328,249	-283,905
3.06.02.02	Exchange Losses	-137,579	-1,796,536
3.07	Earnings before Income Taxes	750,615	-977,257
3.08	Income Tax and Social Contribution	-253,757	319,311
3.08.01	Current	-283,483	232,724
3.08.02	Deferred	29,726	86,587
3.09	Net Result from Continued Operations	496,858	-657,946
3.11	Profit/Loss for the Period	496,858	-657,946
3.99	Earnings per Share - (Reais / share)
3.99.01	Basic Earnings per Share
3.99.01.01	Common	0.72692	-0.96260
3.99.02	Diluted Earnings per Share
3.99.02.01	Common	0.72692	-0.96260
6

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Parent Company’s Financial Statements / Statement of Comprehensive Income

(R$ thousand)

Code	Description	YTD Current Year	YTD Previous Year
		1/01/2020 to	1/01/2021 to
		3/31/2020	3/31/2021
4.01	Net Income for the Period	496,858	-657,946
4.03	Comprehensive Income (Loss) for the Period	496,858	-657,946

7

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Parent Company’s Financial Statements / Statement of Cash Flow - Indirect Method

(R$ thousand)

Code	Description	YTD Current Year	YTD Previous Year
		1/01/2021 to 3/31/2021	1/01/2020 to 3/31/2020
6.01	Net Cash from Operating Activities	1,044,513	1,188,528
6.01.01	Cash from Operations	1,828,236	1,776,101
6.01.01.01	Profit before Income Tax and Social Contribution	750,615	-977,257
6.01.01.02	Provision and Inflation Adjustments on Provisions	55,284	78,706
6.01.01.04	Finance Charges from Customers	-99,148	-197,496
6.01.01.05	Residual Value of Property, Plant and Equipment, Intangible Assets and Investment Properties Written-off	2,938	5,407
6.01.01.06	Depreciation and Amortization	542,052	483,569
6.01.01.07	Interest on Borrowings and Financing Payable	148,608	138,770
6.01.01.08	Monetary and Exchange Variations on Borrowings and Financing	189,970	1,814,857
6.01.01.09	Interest and Monetary Variation Losses	10,361	10,563
6.01.01.10	Interest and Monetary Variation Gains	-33,753	-6,585
6.01.01.11	Allowance for Doubtful Accounts	121,051	157,489
6.01.01.12	Provision for Consent Decree (TAC) and Knowledge Retention Program (PRC)	3,095	-490
6.01.01.13	Equity Pickup	-8,054	-3,575
6.01.01.14	Interest and Inflation Adjustment PPP	114,662	112,685
6.01.01.15	Others Adjustments	-32,956	-6,112
6.01.01.16	Transfer of Funds to the São Paulo Municipal Government	41,153	120,419
6.01.01.17	Construction Margin over Intangible Assets Resulting from Concession Agreements	-23,007	-12,655
6.01.01.18	Pension Plan Obligations	45,365	57,806
6.01.02	Changes in Assets and Liabilities	-295,433	-394,490
6.01.02.01	Trade Receivables	-103,667	85,760
6.01.02.02	Related-Party Balances and Transactions	13,678	34,075
6.01.02.03	Inventories	-1,086	2,555
6.01.02.04	Recoverable Taxes	-320,069	-12,084
6.01.02.05	Other Assets	-9,332	-37,128
6.01.02.06	Escrow Deposits	16,760	-2,730
6.01.02.08	Trade Payables and Contractors	-142,979	-239,274
6.01.02.09	Salaries, Payroll Charges and Social Contributions	-75,683	8,309
6.01.02.10	Pension Plan Obligations	-48,764	-52,052
6.01.02.11	Taxes and Contributions Payable	281,307	-77,718
6.01.02.12	Services Payable	122,810	37,684
6.01.02.13	Other Liabilities	747	-81,271
6.01.02.14	Provisions	-32,064	-62,456
6.01.02.15	Deferred Cofins/Pasep	2,909	1,840
6.01.03	Other	-488,290	-193,083
6.01.03.01	Interest Paid	-195,181	-193,083
6.01.03.02	Income Tax and Social Contribution Paid	-293,109	0
6.02	Net Cash from Investing Activities	121,939	-403,505
6.02.01	Acquisition of Intangible Assets	-650,920	-393,573
6.02.02	Acquisition of Property, Plant and Equipment	-8,335	-9,587
6.02.04	Restricted Cash	-349	-345
6.02.07	Financial Investments	781,543	0
8

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Parent Company’s Financial Statements / Statement of Cash Flow - Indirect Method

(R$ thousand)

Code	Description	YTD Current Year	YTD Previous Year
		1/01/2021 to 3/31/2021	1/01/2020 to 3/31/2020
6.03	Net Cash from Financing Activities	-698,371	-714,867
6.03.01	Funding	57,511	29,792
6.03.02	Amortization	-568,349	-580,229
6.03.04	Public-Private Partnership (PPP)	-143,610	-133,965
6.03.05	Program Contract Commitments	-43,923	-30,465
6.05	Increase (Decrease) in Cash and Cash Equivalents	468,081	70,156
6.05.01	Opening Balance of Cash and Cash Equivalents	396,401	2,253,210
6.05.02	Closing Balance of Cash and Cash Equivalents	864,482	2,323,366
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Parent Company’s Financial Statements / Statement of Changes in Equity / 1/01/2021 to 3/31/2021

(R$ thousand)

Code	Description	Paid-Up Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Retained Earnings/Accumulated Losses	Other Comprehensive Income	Equity
5.01	Opening Balances	15,000,000	0	8,194,706	0	-401,002	22,793,704
5.03	Restated Opening Balances	15,000,000	0	8,194,706	0	-401,002	22,793,704
5.05	Total Comprehensive Income	0	0	0	496,858	0	496,858
5.05.01	Net Income for the Period	0	0	0	496,858	0	496,858
5.07	Closing Balances	15,000,000	0	8,194,706	496,858	-401,002	23,290,562
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ITR - Quarterly Information Form - 3/31/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Changes in Equity / 1/01/2020 to 3/31/2020

(R$ thousand)

Code	Description	Paid-Up Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Retained Earnings/Accumulated Losses	Other Comprehensive Income	Equity
5.01	Opening Balances	15,000,000	0	7,547,954	0	-912,171	21,635,783
5.03	Restated Opening Balances	15,000,000	0	7,547,954	0	-912,171	21,635,783
5.05	Total Comprehensive Income	0	0	0	-657,946	0	-657,946
5.05.01	Net Income for the Period	0	0	0	-657,946	0	-657,946
5.07	Closing Balances	15,000,000	0	7,547,954	-657,946	-912,171	20,977,837
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Parent Company’s Financial Statements / Statement of Added Value

(R$ thousand)

Code	Description	YTD Current Year	YTD Previous Year
		1/01/2021 to 3/31/2021	1/01/2020 to 3/31/2020
7.01	Revenue	4,851,677	4,178,865
7.01.01	Goods, Products and Services Sold	3,937,222	3,803,878
7.01.02	Other Revenue	12,201	11,056
7.01.03	Revenue from Construction of Own Assets	1,023,305	521,420
7.01.04	Allowance for/Reversal of Doubtful Accounts	-121,051	-157,489
7.02	Inputs Acquired from Third Parties	-2,213,012	-1,571,533
7.02.01	Costs Goods, Products and Services Sold	-1,956,218	-1,273,809
7.02.02	Materials, Electricity, Outsourced Services and Others	-259,675	-290,438
7.02.04	Other	2,881	-7,286
7.03	Gross Value Added	2,638,665	2,607,332
7.04	Retentions	-542,052	-483,569
7.04.01	Depreciation, Amortization and Depletion	-542,052	-483,569
7.05	Net Added Value Produced	2,096,613	2,123,763
7.06	Wealth Received in Transfer	124,926	108,608
7.06.01	Equity Pickup	8,054	3,575
7.06.02	Financial Income	116,872	105,033
7.07	Total Value Added to Distribute	2,221,539	2,232,371
7.08	Value Added Distribution	2,221,539	2,232,371
7.08.01	Personnel	560,180	613,926
7.08.01.01	Salaries and Wages	395,334	424,388
7.08.01.02	Benefits	135,489	153,515
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	29,357	36,023
7.08.02	Taxes and Contributions	692,278	120,651
7.08.02.01	Federal	633,647	68,333
7.08.02.02	State	43,166	38,819
7.08.02.03	Municipal	15,465	13,499
7.08.03	Value Distributed to Providers of Capital	472,223	2,155,740
7.08.03.01	Interest	465,829	2,151,496
7.08.03.02	Rental	6,394	4,244
7.08.04	Value Distributed to Shareholders	496,858	-657,946
7.08.04.03	Retained Earnings/Accumulated Losses for the Period	496,858	-657,946
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Comments on the Company’s Performance

1.	Highlights

In 1Q21, the Company recorded net income of R$ 496.9 million, compared to loss of R$ 657.9 million in 1Q20, an increase of R$ 1,154.85 million, or 175.5%.

Adjusted EBITDA totaled R$ 1,636.4 million, an increase of R$ 152.6 million over the R$ 1,483.8 million reported in 1Q20, or 10.3%.

The main factors were:

(a)	Operations in the Municipality of Mauá

In June 2020, the Company entered into an agreement with the municipality of Mauá, starting operations in November. The operation in Santo André led to an increase of R$ 23.1 million in revenue from sanitation services and R$ 9.0 million in expenses, as shown below:

Mauá Impacts (in million)			Var.
	1Q21	1Q20	R$
Wholesale revenue (1)	-	0.2	(0.2)
Retail revenue(2)	23.3	-	23.3
(=) Total revenue from sanitation services	23.3	0.2	23.1
Cofins and Pasep	(1.7)	(0.0)	(1.7)
(=) Net revenue	21.6	0.2	21.4
Costs and expenses (3)	(9.0)	-	(9.0)
(=) Total expenses	(9.0)	-	(9.0)
(=) Net effect	12.6	0.2	12.4
(1)	Revenue from water supply in the wholesale segment, which totaled R$ 20.2 million in 1Q20.
(2)	Revenue referring to billing from retail operations.
(3)	Costs and expenses relates to the operation (excludes indirect costs and expenses).

(b)	Lower effects from the economic instability worsened by the COVID-19 pandemic

The economic instability, worsened by the beginning of the COVID-19 pandemic, led to a strong appreciation of the U.S. dollar and Yen against the Brazilian real in 1Q20, significantly affecting financial expenses on borrowings and financing in foreign currency. In 1Q21, expenses with exchange variation on borrowings and financing totaled R$ 137.6 million, a decrease of R$ 1,658.9 million from the R$ 1,796.5 million recorded in 1Q20.

In addition, allowances for doubtful accounts fell by R$ 36.4 million year over year in 1Q21, from R$ 157.5 million to R$ 121.1 million.

(c)	Reduction of foreign currency exposure

On April 28, 2020, the Company completed the debt conversion, from US$ 494.6 million to R$ 2,810.9 million, with the Inter-American Development Bank (IDB) with a view to reduce foreign currency exposure.

On September 30, 2020, it carried out the early amortization of Eurobonds maturing in December 2020, in the amount of R$ 1,910.1 million (US$ 350.0 million).

The main result of these actions was the lower dollar-denominated debt, which fell by 84.2%, from US$ 1,027.7 million on March 31, 2020 to US$ 162.5 million on March 31, 2021.

Debt denominated in foreign currency accounted for 21% in March 2021 (55% in March 2020).

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Comments on the Company’s Performance

2.	Financial Highlights

R$ million

			Var.
	1Q21	1Q20	R$	%
Revenue from sanitation services	3,937.2	3,803.9	133.3	3.5
Construction revenue	1,023.3	521.4	501.9	96.3
COFINS and PASEP/TRCF taxes	(283.1)	(282.9)	(0.2)	0.1
(=) Net operating revenue	4,677.4	4,042.4	635.0	15.7
Costs and expenses	(2,590.9)	(2,536.9)	(54.0)	2.1
Construction costs	(1,000.3)	(508.8)	(491.5)	96.6
Equity pickup	8.1	3.6	4.5	125.0
Other operating revenue (expenses), net	10.7	2.8	7.9	282.1
(=) Earnings before financial result, income tax and social contribution	1,105.0	1,003.1	101.9	10.2
Financial result	(354.4)	(1,980.3)	1,625.9	(82.1)
(=) Earnings before income tax and social contribution	750.6	(977.2)	1,727.8	(176.8)
Income tax and social contribution	(253.7)	319.3	(573.0)	(179.5)
(=) Net income (loss)	496.9	(657.9)	1,154.8	(175.5)
Earnings (loss) per share (R$) *	0.73	(0.96)

(*) Number of shares = 683,509,869

Adjusted EBITDA Reconciliation (Non-accounting measures)

R$ million

			Var.
	1Q21	1Q20	R$	%
Net income (loss)	496.9	(657.9)	1,154.8	(175.5)
Income tax and social contribution	253.7	(319.3)	573.0	(179.5)
Financial result	354.4	1,980.3	(1,625.9)	(82.1)
Other operating revenue (expenses), net	(10.7)	(2.8)	(7.9)	282.1
(=) Adjusted EBIT*	1,094.3	1,000.3	94.0	9.4
Depreciation and amortization	542.1	483.5	58.6	12.1
(=) Adjusted EBITDA**	1,636.4	1,483.8	152.6	10.3
(%) Adjusted EBITDA margin	35.0	36.7

* Adjusted EBIT corresponds to income before: (i) other operating revenues/expenses, net; (ii) financial result; and (iii) income tax and social contribution.

** Adjusted EBITDA corresponds to income before: (i) other operating revenues (expenses), net; (ii) financial result; (iii) income tax and social contribution; and (iv) depreciation and amortization expenses.

In 1Q21, net operating revenue, which considers construction revenue, totaled R$ 4,677.4 million, up 15.7% over 1Q20.

Costs and expenses, which consider construction costs, totaled R$ 3,591.2 million, up 17.9% over 1Q20.

Adjusted EBIT totaled R$ 1,094.3 million, up 9.4% over the R$ 1,000.3 million recorded in 1Q20.

Adjusted EBITDA, in the amount of R$ 1,636.4 million, increased by 10.3% over the R$ 1,483.8 million reported in 1Q20 (R$ 6,574.3 million in the last 12 months).

The Adjusted EBITDA margin reached 35.0% in 1Q21, compared to 36.7% in 1Q20 (35.7% in the last 12 months).

Excluding the effects of revenue and construction costs, adjusted EBITDA margin reached 44.2% in 1Q21, compared to 41.8% in 1Q20 (45.6% in the last 12 months).

The Company recorded net income of R$ 496.9 million in 1Q21, compared to loss of R$ 657.9 million in 1Q20.

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Comments on the Company’s Performance

3.	Revenue from sanitation services

Gross operating revenue from sanitation services, in the amount of R$ 3,937.2 million, which does not consider construction revenue, increased R$ 133.3 million, or 3.5%, when compared to the R$ 3,803.9 million recorded in in 1Q20.

The main factors that led to this increase were:

●     Tariff adjustment of 3.4% since August 2020;

●     Increase of 2.6% in total billed volume, excluding the effects of Mauá; and

●	Beginning of water supply in the retail segment in the municipality of Mauá in November 2020, with an impact of R$ 23.1 million in the 1Q21 revenue from sanitation services.

4.	Construction revenue

Construction revenue increased R$ 501.9 million in 1Q21, or 96.3%, over 1Q20. The increase was mainly due to higher asset investments.

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Comments on the Company’s Performance

5.	Billed volume

The following tables show the water and sewage billed volumes, on a quarter-over-quarter basis, per customer category and region. Mauá volumes are presented individually.

WATER AND SEWAGE BILLED VOLUME (1) PER CUSTOMER CATEGORY - million m3
	Water			Sewage			Water + Sewage
Category	1Q21	1Q20	Var. (%)	1Q21	1Q20	Var. (%)	1Q21	1Q20	Var. (%)
Residential	473.1	453.7	4.3	411.0	392.5	4.7	884.1	846.2	4.5
Commercial	41.3	44.8	(7.8)	39.0	43.6	(10.6)	80.3	88.4	(9.2)
Industrial	8.3	8.2	1.2	8.5	10.0	(15.0)	16.8	18.2	(7.7)
Public	8.9	10.5	(15.2)	7.7	9.4	(18.1)	16.6	19.9	(16.6)
Total retail	531.6	517.2	2.8	466.2	455.5	2.3	997.8	972.7	2.6
Wholesale (3)	13.2	12.4	6.5	3.9	4.0	(2.5)	17.1	16.4	4.3
Subtotal	544.8	529.6	2.9	470.1	459.5	2.3	1,014.9	989.1	2.6
Mauá (4)	5.6	8.8	(36.4)	-	-	-	5.6	8.8	(36.4)
Total	550.4	538.4	2.2	470.1	459.5	2.3	1,020.5	997.9	2.3
	Water			Sewage			Water + Sewage
WATER AND SEWAGE BILLED VOLUME (1) PER REGION - million m3
	Water			Sewage			Water + Sewage
Region	1Q21	1Q20	Var. (%)	1Q21	1Q20	Var. (%)	1Q21	1Q20	Var. (%)
Metropolitan	353.9	345.0	2.6	311.2	304.4	2.2	665.1	649.4	2.4
Regional (2)	177.7	172.2	3.2	155.0	151.1	2.6	332.7	323.3	2.9
Total retail	531.6	517.2	2.8	466.2	455.5	2.3	997.8	972.7	2.6
Wholesale (3)	13.2	12.4	6.5	3.9	4.0	(2.5)	17.1	16.4	4.3
Subtotal	544.8	529.6	2.9	470.1	459.5	2.3	1,014.9	989.1	2.6
Mauá (4)	5.6	8.8	(36.4)	-	-	-	5.6	8.8	(36.4)
Total	550.4	538.4	2.2	470.1	459.5	2.3	1,020.5	997.9	2.3

(1)	Unaudited
(2)	Including coastal and interior regions
(3)	Wholesale includes volumes of reuse water and non-domestic sewage
(4)	Billed volume in the retail segment in 1Q21 and in the wholesale segment in 1Q20
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Comments on the Company’s Performance

6.	Costs, administrative & selling expenses and construction costs

Costs, administrative and selling expenses and construction costs increased R$ 545.5 million in 1Q21 (17.9%). Excluding construction costs, the increase was R$ 54.0 million (2.1%). Costs, administrative and selling expenses and construction costs as a percentage of net revenue was 76.8% in 1Q21, compared to 75.3% in 1Q20.

R$ million

			Var.
	1Q21	1Q20	R$	%
Salaries and payroll charges and Pension plan obligations	621.4	677.8	(56.4)	(8.3)
General supplies	68.3	65.7	2.6	4.0
Treatment supplies	98.9	93.8	5.1	5.4
Services	503.9	424.1	79.8	18.8
Electricity	358.9	326.5	32.4	9.9
General expenses	258.9	292.4	(33.5)	(11.5)
Tax expenses	17.4	15.6	1.8	11.5
Subtotal	1,927.7	1,895.9	31.8	1.7
Depreciation and amortization	542.1	483.5	58.6	12.1
Allowance for doubtful accounts	121.1	157.5	(36.4)	(23.1)
Subtotal	663.2	641.0	22.2	3.5
Costs, administrative and selling expenses	2,590.9	2,536.9	54.0	2.1
Construction costs	1,000.3	508.8	491.5	96.6
Costs, adm & selling expenses and construction costs	3,591.2	3,045.7	545.5	17.9
% of net revenue	76.8	75.3

Salaries and payroll charges and Pension plan obligations

In 1Q21, the R$ 56.4 million, or 8.3%, decrease was due to:

●	R$ 32.2 million, mostly due to the 8.5% reduction in the number of employees, arising from the Knowledge Retention Program (Programa de Retenção do Conhecimento), mitigated by the application, since February 2021, of 1.0% referring to the assessment cycle of the Career and Salaries Plan; and
●	R$ 12.7 million with pension plans, due to changes in the actuarial assumptions.

Services

Expenses with services totaled R$ 503.9 million, an increase of R$ 79.8 million, or 18.8%, over the R$ 424.1 million recorded in 1Q20. The main increases were:

●     R$ 32.0 million with paving and replacing of sidewalks;

●     R$ 27.0 million with meter reading and bill delivery; and

●     R$ 13.3 million with network maintenance and connections.

Electricity

Electricity expenses totaled R$ 358.9 million in 1Q21, up R$ 32.4 million, or 9.9%, over the R$ 326.5 million recorded in 1Q20. In 1Q21, the Free Market Tariffs (ACL) accounted for 51.5% of total expenses (44.9% in 1Q20) while the Regulated Market Tariffs (ACR) accounted for 48.5% (55.1% in 1Q20).

The main factors that contributed this variation were:

●	Average increase of 15.2% in ACL prices (includes Grid Market Tariffs - TUSD), with a 14.9% rise in consumption; and

●     Average increase of 12.2% in ACR tariffs, with a 9.6% drop in consumption.

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Comments on the Company’s Performance

General expenses

Decrease of R$ 33.5 million, or 11.5%, totaling R$ 258.9 million in 1Q21, compared to the R$ 292.4 million recorded in 1Q20, mainly due to:

●     Lower expenses with lawsuits in 1Q21, in the amount of R$ 20.5 million; and

●     Decrease of R$ 10.5 million in estimated losses with revenue from consulting services.

Depreciation and amortization

Increase of R$ 58.6 million, or 12.1%, due to beginning of operations of intangible assets, in the amount of R$ 4.1 billion.

Allowance for doubtful accounts

Decrease of R$ 36.4 million, from R$ 157.5 million in 1Q20 to R$ 121.1 million in 1Q21, due to higher provisioning arising from the increase in default and the worsening of expected future losses in 2020 with the beginning of the COVID-19 pandemic.

7.	Financial result

R$ million

Var.
1Q21 1Q20	R$ %

Financial expenses, net of income	(158.6)	(159.0)	0.4	(0.3)
Monetary and exchange variation, net	(195.8)	(1,821.3)	1,625.5	(89.2)
Financial Result	(354.4)	(1,980.3)	1,625.9	(82.1)

Financial expenses, net of income

R$ million

Var.
1Q21 1Q20	R$ %

Financial expenses

Interest and charges on domestic borrowings and financing	(104.6)	(73.6)	(31.0)	42.1
Interest and charges on international borrowings and financing	(12.5)	(49.1)	36.6	(74.5)
Other financial expenses	(101.3)	(99.1)	(2.2)	2.2
Total financial expenses	(218.4)	(221.8)	3.4	(1.5)
Financial income	59.8	62.8	(3.0)	(4.8)
Financial expenses, net of income	(158.6)	(159.0)	0.4	(0.3)

Decrease of R$ 0.4 million, due to:

●	Increase of R$ 31.0 million in interest and charges on domestic borrowings and financing, mainly due to: (i) higher interest on debentures, in the amount of R$ 19.6 million, mainly from the proceeds of the 25th, 26th and 27th issues; (ii) fundraising with IDB INVEST in December 2020, with an impact of R$ 11.1 million; and (iii) debt exchange with IDB, from US$ 494.6 million to R$ 2,810.9 million, with an effect of R$ 10.5 million; and
●	Decrease of R$ 36.6 million in interest and charges on international borrowings and financing, mostly due to: (i) amortization of Eurobonds, leading to a decrease of R$ 26.4 million; and (ii) debt exchange with IDB, from US$ 494.6 million to R$ 2,810.9 million, with an effect of R$ 4.8 million.
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Comments on the Company’s Performance

Monetary and exchange variation, net

R$ million

Var.
1Q21 1Q20	R$ %

Monetary and exchange variation losses

Monetary variation on borrowings and financing	(52.4)	(18.6)	(33.8)	181.7
Exchange variation on borrowings and financing	(137.6)	(1,796.5)	1,658.9	(92.3)
Other monetary variations	(57.4)	(43.6)	(13.8)	31.7
Total monetary and exchange variation losses	(247.4)	(1,858.7)	1,611.3	(86.7)
Monetary/exchange variation gains	51.6	37.4	14.2	38.0
Monetary/exchange variation, net	(195.8)	(1,821.3)	1,625.5	(89.2)

The effect of net monetary and exchange variations in 1Q21 was R$ 1,625.5 million, lower than in 1Q20, highlighting:

●	R$ 33.8 million increase in monetary variation on borrowings and financing, mainly due to the proceeds of the 25th, 26th and 27th debenture issues and the increase in the IPCA;

●     Decrease of R$ 1,658.9 million in exchange variation on borrowings and financing, due to:

(i) lower appreciation of U.S. dollar and Yen against the Brazilian real in 1Q21 (9.6% and 2.2%, respectively), compared to the 1Q20 appreciation (29.0% and 30.2%, respectively); (ii) debt exchange with IDB, from US$ 494.6 million to R$ 2,810.9 million; and (iii) amortization of Eurobonds in September 2020, in the amount of R$ 1,910.1 million (US$ 350.0 million);

●	Increase of R$ 13.8 million in other monetary variations, due to: (i) higher monetary variation on lease agreements, in the amount of R$ 8.5 million; and (ii) higher monetary variation on lawsuits, in the amount of R$ 3.9 million; and
●	Increase of R$ 14.2 million in monetary and exchange variations gains, due to higher adjustments on agreements and escrow deposits, arising from the increase in the IPCA.

8.	Income and social contribution taxes

In 1Q21, there was an increase of R$ 573.0 million, due to higher taxable income, highlighting:

●     Decrease in expenses with exchange variation, in the amount of R$ 1,658.9 million; and

●	Higher net operating revenues, excluding the effect of the construction revenue, of R$ 133.1 million.
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Comments on the Company’s Performance

9.	Indicators
a)	Operating

This quarter the water loss indicators already include the municipality of Guarulhos. The municipalities of Santo André and Mauá will become part of the indicator in 2022.

Information(*)	1Q21	1Q20%
Water connections (1)	10,133	9,980	1.5
Sewage connections (1)	8,566	8,375	2.3
Population directly served - water (2)	27.6	27.1	1.8
Population directly served - sewage (2)	24.4	23.9	2.1
Number of employees	12,742	13,923	(8.5)
Volume of water produced in the quarter (3)	728	731	(0.4)
IPM - Micromeasured water loss (%) (4)	26.8	28.9	(7.3)
IPDt (liters/connection x day) (4)	257.0	284	(9.5)

(1) Total connections, active and inactive, in thousand units at the end of the period. Excludes Mauá

(2) In million inhabitants, at the end of the period. Excludes wholesale supply and Mauá

(3) In millions of cubic meters

(4) In 1Q20, excludes Guarulhos, Santo André, Mauá, Aguaí, Tapiratiba and Tejupá; in 1Q21, excludes Santo André, Mauá, Aguaí, Tapiratiba and Tejupá

(*) Unaudited

b)	Managerial

The managerial performance indicators below show revenue from sanitation services, operating expenses and EBITDA, all measured based on billed cubic meter.

The historical series has been presented since 2014, based on quarterly financial data disclosed by the Company, excluding non-recurring and relevant events that would distort the result.

All indicators were calculated based on average values of 1Q21, adjusted by changes in the IPCA consumer price index, to determine the behavior on a same-price base in the period.

Revenue from sanitation services per billed cubic meter increased, especially after the third quarter of 2015. In 1Q21, it was down by 3.9% from 1Q20.

Operating expenses per billed cubic meter increased in a controlled manner on a quarterly basis, compatible with the expansion of operations, showing a stable average performance and reflecting disciplined cost management. In 1Q21, it fell by 5.6% from 1Q20.

Finally, the EBITDA per cubic meter increased in the period, basically due to the performance of gross revenue from sanitation services and operating expenses. The first quarter of 2021 shows a positive evolution of 2.4% compared to 1Q20, reflecting the Company’s efforts in view of the challenges of the economic scenario.

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Comments on the Company’s Performance

REVENUE FROM SANITATION SERVICES PER BILLED m³ - R$/m³

Figures at 1Q21 average prices, adjusted by IPCA

3.67
3.52
3.44
3.28
3.16
3.23
3.58
3.80
3.62
3.73
3.85
3.86
3.83
3.74
3.77
3.87
3.96
3.93
4.00
4.02
3.98
4.04
4.19
4.34
4.01
3.72
3.83
4.07
3.86
1Q14
2Q14
3Q14
4Q14
1Q15
2Q15
3Q15
4Q15
1Q16
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
3Q19
4Q19
1Q20
2Q20
3Q20
4Q20
1Q21

The following were not considered:

- Construction revenue

- R$928 million referring to the agreement with Guarulhos in 4Q18

- R$1,254 million referring to agreement with Santo André in 3Q19

- R$195 million referring to agreement with Mauá in 2Q20

OPERATING EXPENSES PER BILLED m³ - R$/m³

Figures at 1Q21 average prices, adjusted by IPCA

1.86
2.16
2.09
2.17
1.87
1.86
2.06
2.15
2.04
2.03
2.15
2.09
1.78
2.13
1.81
2.11
1.97
1.92
2.00
2.09
1.95
2.28
2.17
2.10
2.00
1.86
1.92
1.87
1.89
1Q14
2Q14
3Q14
4Q14
1Q15
2Q15
3Q15
4Q15
1Q16
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
3Q19
4Q19
1Q20
2Q20
3Q20
4Q20
1Q21

Expenses considered: personnel, general supplies, treatement materials, services, electricity, general expenses and tax

Reversals excluded:

- R$696 million referring to agreement with the São Paulo State Government in 1Q15

- R$307 million referring to the migration of the supplementary pension plan in 3Q16

- R$173 million referring to the TAC - Retirees in 3Q19

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Comments on the Company’s Performance

EBITDA PER BILLED m³ - R$/m³

Figures at 1Q21 average prices, adjusted by IPCA

1.53
1.05
1.18
0.79
1.04
1.19
1.39
1.41
1.28
1.53
1.37
1.57
1.71
1.37
1.83
1.55
1.69
1.67
1.72
1.62
1.74
1.39
1.78
1.85
1.57
1.49
1.59
1.85
1.60
1Q14
2Q14
3Q14
4Q14
1Q15
2Q15
3Q15
4Q15
1Q16
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
3Q19
4Q19
1Q20
2Q20
3Q20
4Q20
1Q21

The following were not considered:

Revenue:

- R$928 million referring to the agreement with Guarulhos in 4Q18

- R$1,254 million referring to agreement with Santo André in 3Q19

- R$195 million referring to agreement with Mauá in 2Q20

Reversal of expenses:

- R$696 million referring to agreement with the São Paulo State Government in 1Q15

- R$307 million referring to the migration of the supplementary pension plan in 3Q16

- R$173 million referring to the end of the TAC - Retirees in 3Q19

Economic

Economic variables at the close of the quarter (*)	1Q21	1Q20
Amplified Consumer Price Index (1)	2.05	0.53
National Consumer Price Index (1)	1.96	0.54
Consumer Price Index (1)	1.81	0.50
Interbank Deposit Certificate (2)	2.65	3.65
U.S. Dollar (3)	5.6973	5.1987
Yen (3)	0.05152	0.04835

(1) Accrued in the quarter (%)

(2) Quarterly rate on the last day

(3) Ptax sale rate on the last day

(*) Unaudited

10.	Borrowings and financing

								R$ thousand
DEBT PROFILE
INSTITUTION	2021	2022	2023	2024	2025	2026	2027 onwards	TOTAL	% of total
Local Currency
Debentures	1,720,391	585,510	684,974	921,681	488,508	381,539	1,667,954	6,450,557	38
Caixa Econômica Federal	68,857	96,105	89,983	88,991	94,561	100,482	886,702	1,425,681	8
BNDES	133,261	177,681	170,937	164,287	144,101	134,853	397,631	1,322,751	8
IDB 2202	90,674	181,349	181,349	181,349	181,349	181,349	1,618,291	2,615,710	15
IDB INVEST	44,815	89,630	89,630	89,630	89,630	89,630	450,076	943,041	6
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Comments on the Company’s Performance

Lease (Concession Agreements, Program Contracts and Contract Asset)	32,756	34,993	37,606	40,933	44,558	28,843	201,766	421,455	2
Leasing (others)	47,331	40,380	15,232	-	-	-	-	102,943	1
Others	3,028	4,038	3,977	1,757	1,611	-	-	14,411	0
Interest and other charges	170,507	-	-	-	-	-	-	170,507	1
Total in Local Currency	2,311,620	1,209,686	1,273,688	1,488,628	1,044,318	916,696	5,222,420	13,467,056	79
Foreign Currency
IDB	29,279	58,557	58,557	58,557	60,575	4,036	64,033	333,594	2
IBRD	17,319	34,638	34,638	34,638	34,638	34,638	257,473	447,982	3
JICA	115,191	218,285	218,285	218,285	218,285	218,285	1,425,263	2,631,879	15
IDB 1983AB	43,825	43,825	42,924	-	-	-	-	130,574	1
Interest and other charges	8,337	-	-	-	-	-	-	8,337	0
Total in Foreign Currency	213,951	355,305	354,404	311,480	313,498	256,959	1,746,769	3,552,366	21
Total	2,525,571	1,564,991	1,628,092	1,800,108	1,357,816	1,173,655	6,969,189	17,019,422	100

Covenants

The table below shows the most restrictive clauses in 1Q21:

Covenants
Adjusted EBITDA / Adjusted Financial Expenses	Equal to or higher than 2.80
Adjusted Net Debt / Adjusted EBITDA	Equal to or lower than 3.80
Adjusted Total Debt / Adjusted EBITDA	Lower than 3.65
Other Onerous Debt (1) / Adjusted EBITDA	Equal to or lower than 1.30
Adjusted Current Liquidity	Higher than 1.00
EBITDA / Financial Expenses Paid	Equal to or higher than 2.35
Net Debt / Adjusted EBITDA	Equal to or lower than 3.50

(1) “Other Onerous Debts” correspond to the sum of pension obligations and healthcare plan, installment payment of tax debts and installment payment of debts with the electricity supplier.

As of March 31, 2021, the Company had met the requirements set forth by its borrowings and financing agreements.

11.	Capex

Investments totaled R$ 1,168.4 million in 1Q21.

Cash disbursed in 2020 regarding the Company’s historical investments totaled R$ 659.3 million. The chart below shows investments broken down by water, sewage, and region:

R$ million

Investment by segment	Water	Sewage	Total
Metropolitan Region	458.5	407.1	865.6
Regional Systems	148.6	154.2	302.8
Total	607.1	561.3	1,168.4
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Notes to the Interim Financial Information

1       Operations

Companhia de Saneamento Básico do Estado de São Paulo ("SABESP" or the "Company") is a mixed-capital company headquartered in the municipality São Paulo, at Rua Costa Carvalho, 300, CEP 05429-900, controlled by the São Paulo State. The Company is engaged in the provision of basic and environmental sanitation services in the São Paulo State, as well as it supplies treated water and sewage services on a wholesale basis.

In addition to providing basic sanitation services in the São Paulo State, SABESP may perform activities in other states and countries, and can operate in drainage, urban cleaning, solid waste handling and energy markets. SABESP aims to be a world reference in the provision of sanitation services, in a sustainable, competitive and innovative manner, with a focus on customers.

As of March 31, 2021, the Company operated water and sewage services in 375 municipalities of the São Paulo State, 342 have already signed contracts, pursuant to Law 11,445/2007. Most of these municipalities’ operations are based on 30-year concession, program and service contracts, except for the municipalities of Guarulhos, Mauá, Mogi das Cruzes, Santo André, São Bernardo do Campo, São João da Boa Vista and Tejupá, which have a 40-year term.

The table below shows a summary of the contractual situation of the municipalities served:

	March 31, 2021	December 31, 2020	March 31, 2020

Total municipalities that have already signed contracts	342	342	328
Balance – intangible and contract assets	40,324,692	39,440,568	36,171,535
Percentage of intangible and contract assets	93.79%	93.08%	90.05%
Revenue from sanitation services (excluding construction revenue)	3,741,662	14,406,803	3,498,608
Percentage of revenue from sanitation services (excluding construction revenue)	95.03%	95.05%	91.97%

Municipalities with expired contracts:	8	8	20
Balance – intangible and contract assets	216,603	264,931	1,627,183
Percentage of intangible and contract assets	0.50%	0.63%	4.05%
Revenue from sanitation services (excluding construction revenue)	9,957	39,088	127,216
Percentage of revenue from sanitation services (excluding construction revenue)	0.25%	0.26%	3.34%

Municipalities with concession agreements due by 2030:	25	25	26
Balance – intangible and contract assets	1,165,690	1,436,529	1,183,899
Percentage of intangible and contract assets	2.71%	3.39%	2.95%
Revenue from sanitation services (excluding construction revenue)	155,216	597,483	149,229
Percentage of revenue from sanitation services (excluding construction revenue)	3.94%	3.94%	3.92%
Municipality of São Paulo:
Percentage of intangible and contract assets	42.65%	37.94%	43.00%
Percentage of revenue from sanitation services (excluding construction revenue)	44.30%	44.58%	45.65%

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Notes to the Interim Financial Information

The Company operates in the municipality of Juquitiba under authorization by public deeds, which are valid and governed by the Brazilian Civil Code, presented in the chart above as “Municipalities with expired contracts”. Revenue from sanitation services (excluding construction revenue) of this municipality totaled R$ 1,600 in the three-month period ended March 31, 2021 (R$ 1,561 in the three-month period ended March 31, 2020) and the total amount of intangible and contract assets for this municipality was R$ 83,736 as of March 31, 2021 (R$ 77,014 as of December 31, 2020).

The Company's shares have been listed in the Novo Mercado segment of B3 under ticker SBSP3 since April 2002 and on the New York Stock Exchange (NYSE) as American Depositary Receipts (“ADRs”) Level III, under ticker SBS, since May 2002.

Since 2008, the Company has been setting up partnerships with other companies, which resulted in the following companies: Sesamm, Águas de Andradina, Aquapolo Ambiental, Águas de Castilho, Attend Ambiental and Paulista Geradora de Energia. Although SABESP has no majority interest in the capital stock of these companies, the shareholders’ agreements provide for the power of veto and casting vote in certain issues jointly with associates, indicating the shared control in the management of investees.

Economic instability worsened by COVID-19

The global economic instability worsened with the outbreak of a new coronavirus in early 2020, which was considered pandemic by the World Health Organization (WHO). Accordingly, SABESP has been taking several measures to ensure the continuity and quality of the services provided to the population, which have become even more essential. It is worth noting that any interruption in water supply by a basic sanitation company may compromise compliance with WHO’s recommendations for everyone to keep good hygiene habits, such as washing hands correctly and more frequently.

The Company implemented a number of preventive measures so that its employees are not exposed to situations of risks, such as: (i) employees from the administrative sectors (especially) and those with more than 60 years of age are working under a remote system; (ii) restriction of domestic and international trips; (iii) anticipation of the influenza and pneumonia vaccination campaign; (iv) closing of all branches that assist the public, concentrating services in the digital channels in order to protect customers and employees; among others.

Some of the economic and financial consequences arising from the COVID-19 pandemic include the following adverse effects in the first quarter of 2021:

(i)	high exchange volatility and increase in new funding costs;

(ii)	reduction in the billed volume in the public, commercial and industrial categories, which have higher average tariffs, leading to a decrease in total average tariff and, consequently, in revenue from customers in the commercial, industrial and public categories, in an estimated amount of R$ 186.7 million from January to March 2021;
(iii)	increase in default and in the expectation of higher future losses of users in the private and commercial/industrial categories, leading to a provisioning of estimated losses in the amount of R$ 121.1 million from January to March 2021; and
(iv)	Suspension of water supply cut-off and renegotiation of debts, including those arising from agreements executed during the pandemic, from February 3, 2021 to April 30, 2021, for users in the commercial and industrial categories, located in the operated municipalities that are in the red and orange phases of the São Paulo Plan/COVID-19. Existing debts, including those renegotiated, will be exempted from fines and interest.
(v)	The payment of 50% of the Regulation, Control and Oversight Fee (TRCF) was postponed from May to December 2020, to be settled in 24 installments beginning January 2021, whereby R$ 3,003 was paid in the first quarter of 2021.

Opposed to the adverse effects, there were positive effects with the increase in revenues from residential customers, in an estimated amount of R$ 136.6 million from January to March 2021.

Because of the adverse effects, in order to preserve the economic and financial sustainability, the Company adjusted budget by reducing expenses and, on April 27, 2020, July 10 and December 15, 2020, held the 25th, 26th and 27th issue debentures in the amounts of R$ 1.45 billion, R$ 1.05 billion and R$ 1.00 billion, respectively. Also on December 7, 2020, it raised R$ 0.95 billion with IDB INVEST. As of April 28, 2020, the Company concluded the translation of a debt contracted with the Inter-American Development Bank (IDB), from US$ 494.6 million to R$ 2,810.9 million, reducing its exposure to the variation of the US dollar. In addition, as of September 30, 2020, the Company early amortized

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Notes to the Interim Financial Information

Eurobonds in the amount of R$ 1,910.1 million (US$ 357.8 million) to further reduce its currency exposure.

Management expects that the initiatives taken in view of the impacts mentioned, in addition to improved water security, due to the works carried out, will be sufficient to meet its commitments and not compromise the Company’s operating and financial continuity.

New Legal Sanitation Framework

On July 15, 2020, the Brazilian President sanctioned Federal Law 14,026/2020, known as New Legal Framework for Basic Sanitation. The new law expands competition in the sector, by extinguishing program contracts.

Additionally, the New Legal Framework imposes performance goals to reach 99% of the population served with drinking water and 90% with sewage collection and treatment by December 31, 2033, encouraging operators to increase efficiency. It also granted the National Water Agency (ANA) with authority to edit reference rules to regulate sanitation with a view to minimize regulatory uncertainties, thus creating a more stable and attractive environment for investments in the sector.

In this new context, the Company understands it has some competitive advantages: i) it has contracts that already include goals that meet or even anticipate those defined by the New Legal Framework; ii) it has access to public capital and major exposure to the private capital market, favoring the maintenance and/or expansion of the operated base; iii) it has high governance level; and iv) it has contracts signed with the granting authority that ensure 95% of revenue.

Approvals

The interim financial information was approved by the Board of Directors on May 13, 2021.

2	Basis of preparation and presentation of the financial statements

Presentation of the Interim Financial Information

The interim financial information as of March 31, 2021, was prepared based on the provisions of CPC 21 (R1) – Interim Financial Information and the international standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), applicable to the preparation of Quarterly Information Form – ITR and they are fairly presented consistent with the rules issued by the Brazilian Securities and Exchange Commission (CVM). Accordingly, this interim information takes into consideration the Official Letter CVM/SNC/SEP 003 of April 28, 2011, which allows the entities to present selected notes to the financial statements, in cases of redundant information already disclosed in the Annual Financial Statements. The interim financial information for March 31, 2021, therefore, does not include all the notes and reporting required by the annual financial statements, and accordingly, shall be read jointly with the Annual Financial Statements as of December 31, 2020, prepared pursuant to the International Financial Reporting Standards – IFRS, issued by the International Accounting Standards Board – IASB and pursuant to the accounting practices adopted in Brazil, which observe the pronouncements issued by the Brazilian Accounting Pronouncements Committee - CPC. Therefore, in this interim financial information, the notes below were either not presented or are not as detailed as those in the annual financial statements (according to numerical references):

i.	Summary of significant accounting policies (Note 3);
ii.	Changes in accounting practices and disclosures (Note 4);
iii.	Risk management – financial instruments (Note 5.4);
iv.	Key accounting estimates and judgments (Note 6);
v.	Related-party balances and transactions (Note 11);
vi.	Investments (Note 12);
vii.	Intangible assets (Note 15);
viii.	Borrowings and financing (Note 17);
ix.	Deferred taxes and contributions (Note 19);
x.	Provisions (Note 20);
xi.	Employees benefits (Note 21);
xii.	Equity (Note 24);
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Notes to the Interim Financial Information

xiii.	Insurance (Note 27);

All material information related to the interim financial information, and this information alone, is being disclosed and corresponds to the information used by the Company’s Management in its administration.

The amounts disclosed in the Notes are in thousands of reais, unless otherwise stated.

3	Summary of significant accounting policies

The accounting policies used in the preparation of the interim financial information for March 31, 2021 are consistent with those used to prepare the Annual Financial Statements for the year ended December 31, 2020, disclosed on Note 3 of such financial statements.

4	Risk management

4.1	Financial Risk Management Financial risk factors

The Company's activities are affected by the Brazilian economic scenario, making it exposed to market risk (exchange rate and interest rate), credit risk and liquidity risk. The financial risk management is focused on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance.

The Company has not utilized derivative instruments in any of the reported periods.

(a)	Market risk
(b)	Exchange risk

Currency exposure implies market risks associated with currency fluctuations, since the Company has foreign currency-denominated liabilities, arising from long-term funding, in development institutions, at lower interest rates, in US dollar and yen.

The management of currency exposure considers several current and projected economic factors, besides market conditions.

This risk arises from the possibility that the Company may incur in losses due to exchange rate fluctuations that would impact liability balances of foreign currency-denominated borrowings and financing and related financial expenses. The Company does not maintain hedge or swap contracts or any derivative financial instrument to hedge against this risk.

Part of the financial debt is indexed to the US dollar and Yen, in the total amount of R$ 3,569,168 as of March 31, 2021 (R$ 3,563,170 as of December 31, 2020). The exposure to exchange risk is as follows:

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Notes to the Interim Financial Information

	March 31, 2021		December 31, 2020
	Foreign currency	R$	Foreign currency	R$

Borrowings and financing – US$	162,539	926,033	167,479	870,338
Borrowings and financing – Yen	51,141,267	2,634,798	52,969,560	2,671,255
Interest and charges from borrowings and financing – US$		3,113		5,540
Interest and charges from borrowings and financing – Yen		5,224		16,037
Total exposure		3,569,168		3,563,170
Borrowing cost – US$		(13,885)		(12,342)
Borrowing cost – Yen		(2,917)		(2,966)
Total foreign currency-denominated borrowings (Note 16)		3,552,366		3,547,862

The 0.1% increase in the balance of the foreign-currency denominated debt from December 31, 2020 to March 31, 2021 was mainly impacted by the appreciation of the U.S. dollar and Yen against the Brazilian real, as follows:

	March 31,	December 31,
	2021	2020	Var.
US$	R$ 5.6973	R$ 5.1967	9.6%
Yen	R$ 0.05152	R$ 0.05043	2.2%

This increase was partially offset by the amortization of installment payments of foreign currency denominated debt contractually provided for.

From January to March 2021, the Company recorded expenses of R$ 137,573 (R$ 1,796,539 from January to March 2020) from the currency variation of the borrowings and financing agreements. See Note 28. As of March 31, 2021, if the Brazilian real had depreciated or appreciated by 10 percentage points, in addition to the impacts already mentioned above, against the US dollar and Yen with all other variables held constant, the effects on results before taxes on the three-month period ended March 31, 2021 would have been R$ 356,917 (R$ 805,550 for the three-month period ended March 31, 2020), lower or higher, mainly as a result of exchange losses or gains on the translation of foreign currency-denominated borrowings and financing.

Scenario I below presents the effect in income statements for the next 12 months, considering the projected rates of the US dollar and the Yen. Considering the other variables as remaining constant, the impacts for the next 12 months are shown in scenarios II and III with possible depreciations of 25% and 50%, respectively, in the Brazilian real.

The Company understands that scenarios 25% and 50% are reasonable, given the instability of the real against the U.S. dollar and the Yen. Depreciation came to 9.6% and 2.2%, respectively, in 2021.

	Scenario I (Probable)	Scenario II (+25%)	Scenario III (+50%)
	(*)
Net currency exposure as of March 31, 2021 in US$ - Losses	162,539	162,539	162,539

US$ rate as of March 31, 2021	5.6973	5.6973	5.6973
Exchange rate estimated according to the scenario	5.3100	6.6375	7.9650
Differences between the rates	0.3873	(0.9402)	(2.2677)

Effect on net financial result R$ - gain/(loss)	62,951	(152,819)	(368,590)

Net currency exposure as of March 31, 2021 in Yen - Losses	51,141,267	51,141,267	51,141,267

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Notes to the Interim Financial Information

Yen rate as of March 31, 2021	0.05152	0.05152	0.05152
Exchange rate estimated according to the scenario	0.05176	0.06470	0.07764
Differences between the rates	(0.00024)	(0.01318)	(0.02612)

Effect on net financial result R$ - gain/(loss)	(12,274)	(674,042)	(1,335,810)

Total effect on net financial result in R$ - gain/(loss)	50,677	(826,861)	(1,704,400)

(*) For the probable scenario in US dollar, the exchange rate estimated for March 31, 2022 was used, pursuant to the BACEN Focus Report of March 31, 2021. For the Yen, the exchange estimated for March 31, 2022 was used, according to B3’s Reference Rates report of March 31, 2021.

Interest rate risk

This risk arises from the possibility that the Company could incur losses due to fluctuations in interest rates, increasing the financial expenses related to borrowings and financing.

The Company has not entered into any derivative contract to hedge against this risk; however it continually monitors market interest rates, in order to evaluate the possible need to replace its debt.

The table below provides the borrowings and financing subject to variable interest rate:

	March 31, 2021	December 31, 2020
CDI (i)	7,646,313	7,836,988
TR (ii)	1,618,893	1,619,416
IPCA (iii)	2,118,953	2,176,547
TJLP (iv)	1,457,645	1,517,657
LIBOR (v)	926,035	870,337
Interest and charges	173,612	164,439
Total	13,941,451	14,185,384

(i)	CDI - (Certificado de Depósito Interbancário), an interbank deposit certificate
(ii)	TR – Interest Benchmark Rate
(iii)	IPCA – (Índice Nacional de Preços ao Consumidor Amplo), a consumer price index
(iv)	TJLP – (Taxa de Juros a Longo Prazo), a long-term interest rate index
(v)	LIBOR – London Interbank Offered Rate

Another risk to which the Company is exposed is the mismatch of inflation adjustment indices of its debts with those of its service revenues. Tariff adjustments of services provided do not necessarily follow the increases in the inflation indexes to adjust borrowings, financing and interest rates affecting indebtedness.

On March 31, 2021, if interest rates on borrowings and financing had been 1 percentage point higher or lower with all other variables held constant, the effects on profit before taxes for the three-month period ended March 31, 2021 would have been R$ 139,415 (R$ 95,286 for the three-month period ended March 31, 2020), lower or higher, mainly as a result of lower or higher interest expense on floating rate borrowings and financing.

(c)	Credit Risk

Credit risk is related to cash and cash equivalents, financial investments, as well as credit exposures to wholesale basis and retail customers, including accounts receivable, restricted cash and accounts receivable from related parties. Credit risk exposure to customers is mitigated by sales to a dispersed base.

The maximum exposure to credit risk as of March 31, 2021 is the carrying amount of instruments classified cash and cash equivalents, financial investments, restricted cash, trade receivables and accounts receivable from related parties in the reporting date. See additional information in Notes 6, 7, 8, 9 and 10.

Regarding the financial assets held with financial institutions, the credit quality was assessed by reference to external credit ratings (if available) or to historical information about the bank’s default rates. For the credit quality of the banks,

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Notes to the Interim Financial Information

such as deposits and financial investments, the Company assesses the rating published by three main international agencies (Fitch, Moody's and S&P), as follows:

Banks	Fitch	Moody's	Standard Poor's
Banco do Brasil S/A	AA(bra)	Aa1.br	-
Banco Santander Brasil S/A	-	Aaa.br	brAAA
Brazilian Federal Savings Bank	AA(bra)	Aa1.br	brAAA
Banco Bradesco S/A	AAA(bra)	Aa1.br	brAAA
Banco Itaú Unibanco S/A	AAA(bra)	Aa1.br	brAAA
Banco BV	-	Aa3.br	brAAA
Banco BTG Pactual S/A	AA(bra)	Aa2.br	brAA+

The rating assessment disclosed by Fitch for deposit transactions and financial investments in local currency (R$ - domestic rating) is as follows:

	March 31, 2021	December 31, 2020
Cash and cash equivalents and financial investments
AA(bra)	2,341,585	2,662,685
AAA(bra)	904,265	891,243
Others (*)	262,571	253,619
	3,508,421	3,807,547

(*) As of March 31, 2021, R$ 254,075 (R$ 253,066 as of December 31, 2020), referring to Banco BV, checking accounts and financial investments, which are not rated by Fitch, are included in this category. The investment in Banco BV is due to the fundraising structure defined for the 25th issue debentures, with settlement on April 27, 2020, which required the need to maintain the funds raised from each institution invested for at least 60 days, provided that the yield was higher than SABESP's opportunity cost at that moment.

(d)	Liquidity risk

Liquidity is primarily reliant upon cash provided by operating activities and borrowings and financing obtained in the local and international capital markets, as well as the payment of debts. The management of this risk considers the assessment of its liquidity requirements to ensure it has sufficient cash to meet its operating and capital expenditures needs.

The funds held are invested in interest-bearing current accounts, time deposits and securities, selecting instruments with appropriate maturity or liquidity sufficient to provide margin as determined by projections mentioned above.

The table below shows the financial liabilities, per relevant maturities, including the installments of principal and future interest to be paid according to the agreement. For agreements with floating interest rate, the interest rates used correspond to the base date of March 31, 2021.

	April to December 2021	2022	2023	2024	2025	2026 onwards	Total
March 31, 2021

Liabilities
Borrowings and financing	2,867,356	2,156,097	2,167,892	2,292,848	1,782,684	10,317,643	21,584,520
Suppliers	250,019	-	-	-	-	-	250,019
Services payable	617,713	-	-	-	-	-	617,713
Public-Private Partnership - PPP	320,359	427,459	427,772	386,115	357,382	4,189,964	6,109,051
Program Contract Commitments	120,683	34,043	34,043	1,064	1,064	13,358	204,255

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Notes to the Interim Financial Information

Cross default

The Company has borrowings and financing agreements including cross default clauses, i.e., the early maturity of any debt may imply the early maturity of these agreements. The indicators are continuously monitored in order to avoid the execution of these clauses, and the most restrictive are shown in Note 16 (c).

(e)	Sensitivity analysis on interest rate risk

The table below shows the sensitivity analysis of the financial instruments, prepared in accordance with CPC 40, In order to evidence the balances of main financial assets and liabilities, calculated at a rate projected for the twelve-month period after March 31, 2021, or until the final settlement of each contract, whichever is shorter, considering a probable scenario (Scenario I), appreciation of 25% (Scenario II) and 50% (Scenario III).

The purpose of the sensitivity analysis is to measure the impact of changes in the market over the financial instruments, considering constant all other variables. In the time of settlement the amounts can be different from those presented, due to the estimates used in the measurement.

March 31, 2021
Indicators	Exposure	Scenario I (Probable) (i)	Scenario II 25%	Scenario III 50%

Assets
CDI	3,404,102	6.0000%(*)	7.5000%	9.0000%
Financial income		204,246	255,308	306,369

Liabilities
CDI	(7,646,313)	6.0000%(*)	7.5000%	9.0000%
Interest to be incurred		(458,779)	(573,474)	(688,168)

CDI net exposure	(4,242,211)	(254,533)	(318,166)	(381,799)

Liabilities
TR	(1,618,893)	0.0001%(***)	0.0001%	0.0002%
Expenses to be incurred		(2)	(2)	(3)

IPCA	(2,118,953)	3.5100%(*)	4.3875%	5.2650%
Expenses to be incurred		(74,375)	(92,969)	(111,563)

TJLP	(1,457,645)	4.3900%(*)	5.4875%	6.5850%
Interest to be incurred		(63,991)	(79,988)	(95,986)

LIBOR	(926,035)	0.2130%(**)	0.2663%	0.3195%
Interest to be incurred		(1,972)	(2,466)	(2,959)

Total expenses to be incurred, net		(394,873)	(493,591)	(592,310)

(*)       Source: CDI and IPCA (BACEN Focus Report, March 31, 2021) and long-term interest rate as of March 31, 2021 (BACEN).

(**) Source: B3.

(***) Source: B3.

(i)     Refers to the scenario of interest to be incurred for the 12 months as of March 31, 2021 or until the maturity of the agreements, whichever is shorter.

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Notes to the Interim Financial Information

4.2	Capital management

The objectives when managing capital are ensuring its ability to increase investments in infrastructure, providing returns for shareholders and benefits for other stakeholders, and maintaining an optimal capital structure to reduce the cost of capital.

Capital is monitored based on the leverage ratio, which corresponds to net debt divided by total capital (shareholders and creditor’s equity). Net debt corresponds to total borrowings and financing less cash and cash equivalents and financial investments. Total capital is calculated as total equity plus net debt, as shown in the statement of financial position.

	March 31, 2021	December 31, 2020

Total borrowings and financing (Note 16)	17,019,422	17,258,624
(-) Cash and cash equivalents (Note 6)	(864,482)	(396,401)
(-) Financial investments (Note 7)	(2,643,939)	(3,411,146)

Net debt	13,511,001	13,451,077
Total equity	23,290,562	22,793,704

Total (shareholders plus creditor’s equity)	36,801,563	36,244,781

Leverage rate	37%	37%

As of March 31, 2021, the leverage rate remained at 37% compared to December 31, 2020.

4.3	Fair value estimates

The Company considers that balances from trade receivables (current) and trade payables by carrying amount less impairment approximate their fair values, considering the short maturity. Long-term trade receivables also approximate their fair values, as they will be adjusted by inflation and/or will bear contractual interest rates over time.

4.4	Financial instruments

The Company did not have financial assets classified as fair value through other comprehensive income and fair value through profit or loss. The financial instruments included in the amortized cost category comprise cash and cash equivalents, financial investments, restricted cash, trade receivables, balances with related parties, other assets and balances receivable from the Water National Agency (ANA), accounts payable to suppliers, borrowings and financing, services payable, balances payable deriving from the Public Private Partnership (PPP) and program contract commitments, which are non-derivative financial assets and liabilities with fixed or determinable payments, not quoted in an active market, except for cash equivalents and financial investments.

The estimated fair values of financial instruments are as follows:

Financial Assets

	March 31, 2021		December 31, 2020
	Carrying amount	Fair value	Carrying amount	Fair value
Cash and cash equivalents	864,482	864,482	396,401	396,401
Financial investments	2,643,939	2,643,939	3,411,146	3,411,146
Restricted cash	36,091	36,091	35,742	35,742
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Notes to the Interim Financial Information

Trade receivables	2,533,532	2,533,532	2,450,986	2,450,986
ANA	26,309	26,309	26,463	26,463
Other receivables	293,311	293,311	246,110	246,110

Additionally, SABESP has financial assets receivable from related parties, totaling R$ 803,779 as of March 31, 2021 (R$ 806,645 as of December 31, 2020), which were calculated in accordance with the conditions negotiated between the related parties. The conditions and additional information related to these financial instruments are disclosed in Note 10. Part of this balance, totaling R$ 722,152 (R$ 732,391 as of December 31, 2020), refers to reimbursement of additional retirement and pension plan – G0, indexed by IPCA plus simple interest of 0.5% p.m. On the transaction date, this interest rate approximated that of National Treasury Notes (NTN-b), with a term similar to the terms of related-party transactions.

Financial Liabilities

	March 31, 2021		December 31, 2020
	Carrying amount	Fair value	Carrying amount	Fair value
Borrowings and financing	17,019,422	17,380,464	17,258,624	17,702,649
Suppliers	250,019	250,019	263,741	263,741
Services payable	617,713	617,713	453,750	453,750
Program Contract Commitment	191,848	191,848	231,480	231,480
Public-Private Partnership - PPP	3,146,325	3,146,325	3,175,273	3,175,273

The criteria adopted to obtain the fair values of borrowings and financing, in preparing the interim financial information as of March 31, 2021, are consistent with those adopted in the Annual Financial Statements for the fiscal year ended December 31, 2020.

Financial instruments referring to financial investments and borrowings and financing are classified as Level 2 in the fair value hierarchy.

Considering the nature of other financial instruments, assets and liabilities, the balances recognized in the statement of financial position approximate the fair values, except for borrowings and financing, considering the maturities close to the end of the reporting date, comparison of contractual interest rates with market rates in similar operations at the end of the reporting period, their nature and maturity terms.

5	Key accounting estimates and judgments

The preparation of the interim financial information requires Management to make judgements (except for those that involve assumptions) that have a significant impact on the amounts recognized based on experience and other factors deemed as relevant, which affect the values of assets and liabilities and present results that may differ from the actual ones.

The Company makes estimates and assumptions concerning the future, which are reviewed on a timely basis. Such accounting estimates, by definition, may differ from actual results. The effects from the reviews of the accounting estimates are recognized in the period in which the estimates are reviewed.

The Company evaluated the main accounting policies that involve judgment, except for that that involve estimate, and concluded that none of them have a significant effect.

The areas that require a higher level of judgment and greater complexity, as well as those in which assumptions and estimates are significant for the quarterly information are: (i) allowance for doubtful accounts; (ii) intangible assets arising from concession agreements and program contracts; (iii) pension plan obligations - pension plans; (iv) deferred income tax and social contribution; (v) provisions; and (vi) unbilled revenue.

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Notes to the Interim Financial Information

6	Cash and cash equivalents

	March 31, 2021	December 31, 2020

Cash and banks	90,885	74,033
Cash equivalents	773,597	322,368
Total	864,482	396,401

Cash and cash equivalents include cash, bank deposits and high-liquidity short-term financial investments, mainly represented by repurchase agreements, fund shares (accruing CDI interest rates) and CDBs, whose original maturities or intention of realization are lower than three months, which are convertible into a cash amount and subject to an insignificant risk of change in value.

As of March 31, 2021, the average yield of financial investments corresponded to 96.00% of CDI (95.82% as of December 31, 2020).

7	Financial investments

The Company has financial investments in CDB, with daily liquidity, which it does not intend to use in the next three months, as shown below:

	March 31, 2021	December 31, 2020
Banco BV	254,075	253,066
Banco Itaú S/A	355,711	354,296
Banco Bradesco S/A	508,156	506,136
Banco BTG Pactual S/A	355,713	354,299
Banco do Brasil S/A	1,170,284	1,943,349
	2,643,939	3,411,146

As of March 31, 2021, the average yield of financial investments corresponds to 99.80% of CDI (98.95% as of December 31, 2020).

8	Restricted cash

	March 31, 2021	December 31, 2020

Agreement with the São Paulo municipal government (i)	29,700	29,599
Brazilian Federal Savings Bank – escrow deposits (ii)	304	272
Other	6,087	5,871
	36,091	35,742

(i)	Refers to the amount deducted from the 7.5% of revenue earned in the municipality to the Municipal Fund for Environmental Sanitation and Infrastructure, corresponding to eventual amounts unpaid by direct management bodies, foundations and government agencies, as established in the agreement entered into with São Paulo municipal government; and
(ii)	Refers to savings account for receiving escrow deposits regarding lawsuits with final and unappealable decisions in favor of the Company, which are blocked as per contractual clause.
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Notes to the Interim Financial Information

9	Trade receivables

(a)	Statement of financial position details

	March 31, 2021	December 31, 2020
Private sector:
General (i) and special customers (ii)	1,761,129	1,663,738
Agreements (iii)	450,031	398,367

	2,211,160	2,062,105
Government entities:
Municipal	481,961	473,201
Federal	6,337	3,859
Agreements (iii)	352,616	333,740

	840,914	810,800
Wholesale customers – Municipal governments: (iv)
Mogi das Cruzes	3,531	3,582
São Caetano do Sul	16,139	18,808

Total wholesale customers – Municipal governments	19,670	22,390

Unbilled supply	677,625	713,310

Subtotal	3,749,369	3,608,605
Allowance for doubtful accounts	(1,215,837)	(1,157,619)

Total	2,533,532	2,450,986

Current	2,264,723	2,204,029
Noncurrent	268,809	246,957

	2,533,532	2,450,986

(i)	General customers - residential and small and mid-sized companies;

(ii)	Special customers – large consumers, commercial industries, condominiums and special billing customers (fixed demand agreements, industrial waste, wells, among others);
(iii)	Agreements - installment payments of past-due receivables, plus monetary restatement and interest, according to the agreements; and
(iv)	Wholesale basis customers - municipal governments. This balance refers to the sale of treated water to municipalities, which are responsible for distributing to, billing and charging final customers.
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Notes to the Interim Financial Information

(b)	The aging of trade receivables is as follows:

	March 31, 2021	December 31, 2020

Current	1,801,837	1,793,104
Past-due:
Up to 30 days	380,938	340,760
From 31 to 60 days	196,586	177,103
From 61 to 90 days	135,010	120,488
From 91 to 120 days	97,336	88,323
From 121 to 180 days	151,944	113,060
From 181 to 360 days	84,652	82,365
Over 360 days	901,066	893,402

Total past-due	1,947,532	1,815,501

Total	3,749,369	3,608,605

The increase in the past-due balance was mainly due to higher default of the private sector.

(c)	Allowance for doubtful accounts

	January to March 2021	January to March 2020

Balance at the beginning of the period	1,157,619	1,042,015
Additions	68,026	126,487
Recoveries	(9,808)	(7,497)

Balance at the end of the period	1,215,837	1,161,005

Reconciliation of estimated / historical losses at the result	January to March 2021	January to March 2020

Write-offs	(62,386)	(37,768)
(Losses)/reversal with state entities – related parties	(447)	(731)
(Losses) with private sector/government entities	(68,026)	(126,487)
Recoveries	9,808	7,497

Amount recorded as expense (Note 27)	(121,051)	(157,489)

Expenses with estimated losses fell from R$ 157,489 from January to March 2020 to R$ 121,051 from January to March 2021, due to higher provisioning in 2020 arising from higher default and the worsening of expected future losses because of the beginning of the COVID-19 pandemic.

The Company does not have customers representing 10% or more of its total revenues.

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Notes to the Interim Financial Information

10	Related-party balances and transactions

(a)	São Paulo State

(i)	Accounts receivable, interest on capital, revenue and expenses

	March 31, 2021	December 31, 2020
Accounts receivable
Current:
Sanitation services	118,045	109,078
Allowance for losses	(39,574)	(39,127)
Reimbursement of additional retirement and pension benefits paid (G0):
- Monthly flow (payments)	7,353	22,726
- GESP Agreement – 2015	79,422	75,377

Total current	165,246	168,054

Noncurrent:
Agreement for the installment payment of sanitation services	3,156	4,303
Reimbursement of additional retirement and pension benefits paid (G0):
- GESP Agreement – 2015	635,377	634,288

Total noncurrent	638,533	638,591

Total receivables from shareholders	803,779	806,645

Assets:
Sanitation services	81,627	74,254
Reimbursement of additional retirement and pension benefits paid (G0)	722,152	732,391

Total	803,779	806,645

Liabilities:
Interest on capital payable to related parties	116,180	116,180

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Notes to the Interim Financial Information

	January to March 2021	January to March 2020

Revenue from sanitation services	124,405	141,885
Payments from related parties	(112,223)	(149,495)

Receipt of reimbursement referring to Law 4,819/1958	(54,180)	(54,202)

(ii)	Disputed amounts

As of March 31, 2021 and 2020, the disputed amounts between SABESP and the São Paulo State, referring to additional retirement and pension benefits paid (Law 4,819/1958), totaled R$ 1,300,347 and R$ 1,281,409, respectively, for which allowances for doubtful accounts were recorded for such amounts.

(iii)	Actuarial liability

The Company recognized an actuarial liability corresponding to additional retirement and pension benefits paid to employees, retired employees and pensioners of the G0 Plan. As of March 31, 2021 and December 31, 2020, the amounts corresponding to such actuarial liability were R$ 2,549,063 and R$ 2,549,541, respectively. For detailed information on additional retirement and pension benefits, see Note 21.

(b)	Use of Reservoirs – EMAE

Empresa Metropolitana de Águas e Energia S.A. (EMAE) planned to receive for the credit and obtain financial compensation for alleged past and future losses in electricity generation, due to water collection, and compensation for costs already incurred and to be incurred with the operation, maintenance and inspection of the Guarapiranga and Billings reservoirs used by SABESP in its operations.

On October 28, 2016, the Company entered into an agreement based on a Private Transaction Agreement and Other Adjustments aimed to settle the disputes fully and completely and SABESP will continue using the reservoirs.

As of March 31, 2021, the balance of the agreement totaled R$ 18,066 and R$ 78,919 (R$ 17,255 and R$ 73,660 as of December 31, 2020), recorded in Other liabilities, under current and noncurrent liabilities, respectively.

(c)	Agreements with reduced tariff for State Entities that join the Rational Water Use Program (PURA)

The Company has signed agreements with government entities related to the São Paulo State where it operates that benefit from a reduction of 25% in the tariff of water supply and sewage services when they are not in default. These agreements provide for the implementation of the rational water use program, which takes into consideration the reduction in water consumption.

(d)	Guarantees

The São Paulo State provides guarantees for some of the Company’s borrowings and financing and does not charge any fee for such guarantees.

(e)	Personnel assignment agreement among entities related to the São Paulo State Government

The Company has personnel assignment agreements with entities related to the São Paulo State Government, whose expenses are fully charged. From January to March 2021, expenses with employees assigned to other state entities totaled R$ 157 (R$ 688 from January to March 2020).

No expenses with employees from other entities assigned to the Company were recorded from January to March 2021 (R$ 80 from January to March 2020).

(f)	Non-operating assets

As of March 31, 2021 and December 31, 2020, the Company had land and lent structures amounting to R$ 3,613.

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Notes to the Interim Financial Information

(g)	SABESPREV

The Company sponsors a private defined benefit pension plan (G1 Plan), which is operated and administered by SABESPREV. The net actuarial liability recognized as of March 31, 2021 totaled R$ 316,132 (R$ 319,053 as of December 31, 2020), according to Note 21.

(h)	Compensation of Management Key Personnel and Fiscal Council

Expenses related to the compensation of the members of Management and Fiscal Council totaled R$ 1,594 and R$ 1,583 from January to March 2021 and 2020, respectively.

An additional amount of R$ 360, referring to the executive officers’ bonus program, was recoded from January to March 2021 and 2020, respectively.

(i)	Loan agreement through credit facility

The Company holds interest in certain Special Purpose Entities (SPEs), not holding the majority interest but with cast vote and power of veto in some issues, with no ability to use such power of veto in a way to affect returns over investments. Therefore, these SPEs are considered for accounting purposes as jointly arrangements.

The Company entered into a loan agreement through credit facility with the SPE Aquapolo Ambiental S/A to finance the operations of this company, until the borrowings and financing requested with financial institutions is granted.

As of March 31, 2021, the balance of principal and interest of this agreement totaled R$ 9,494 and R$ 24,053, recorded under current assets and noncurrent assets, respectively, in “Other assets” (R$ 9,420 and R$ 23,866, respectively, as of December 31, 2020), at CDI + 1.2% p.a.

The loan originally matured on April 30, 2015 but was extended to October 30, 2015. On November 25, 2015, a new amendment changed the payment schedule for three annual installments, the first of which maturing on December 30, 2021 and the last on December 30, 2023.

(j)	“Se Liga na Rede” (Connect to the Network Program)

The São Paulo State enacted the State Law 14,687/2012, creating the pro-connection program, destined to financially subsidize the execution of household branches necessary to connect to the sewage collecting networks, in low-income households, which agreed to adhere to the program. The Law was regulated by Decree 58,280/2012, and is effective for eight years. During the Program, R$ 52,174 was reimbursed by the São Paulo State. As of March 31, 2021, there were no balances receivable from third parties.

11       Investments

The Company holds interest in certain Special Purpose Entities (SPE). Although SABESP has no majority shares of its investees, the shareholders’ agreement provides for the power of veto in certain management issues, however, with no ability to use such power of veto in a way to affect returns over investments, indicating participating shared control (joint venture – CPC 19 (R2)).

The Company holds equity interest valued by the equity accounting in the following investees:

	Equity		Profit (loss) for the period
	March 31, 2021	December 31, 2020	January to March 2021	(*)	January to March 2020

Sesamm	53,143	51,514	1,629	-	1,744
Águas de Andradina	30,080	29,576	593	(89)	(1,717)
Águas de Castilho	8,896	8,533	348	15	437
Attend Ambiental	20,804	11,409	2,012	7,383	2,534
Aquapolo Ambiental	48,052	41,903	6,149	-	4,851
Paulista Geradora de Energia	6,561	6,692	(131)	-	(8)

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Notes to the Interim Financial Information

	Investments		Equity result			Interest percentage
	March 31, 2021	December 31, 2020	January to March 2021	(*)	January to March 2020	March 31, 2021	December 31, 2020

Sesamm	19,133	18,546	587	-	628	36%	36%
Águas de Andradina	9,024	8,873	178	(27)	(515)	30%	30%
Águas de Castilho	2,668	2,560	104	4	132	30%	30%
Saneaqua Mairinque[1]	-	-	-	-	(185)	4.6%	4.6%
Attend Ambiental	9,362	5,134	906	3,322	1,140	45%	45%
Aquapolo Ambiental	23,545	20,532	3,013	-	2,377	49%	49%
Paulista Geradora de Energia	1,640	1,673	(33)	-	(2)	25%	25%
Total	65,372	57,318	4,755	3,299	3,575
Other investments	6,099	6,099
Total	71,471	63,417

(*) Refer to changes in the equity of investees, as their financial statements for the year ended December 31, 20120 were issued after disclosure of SABESP’s financial statements.

(1) On August 20, 2020, SABESP discontinued the equity accounting method for the investment made in Saneaqua Mairinque, recording R$ 5,734 under “Other investments”.

12       Investment Properties

	December 31, 2020	Depreciation	March 31, 2021

Investment properties	46,274	(12)	46,262

	December 31, 2019	Depreciation	March 31, 2020

Investment properties	47,562	(12)	47,550

As of March 31, 2021, the market value of these properties was approximately R$ 386,000 (R$ 383,000 as of December 31, 2020).

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Notes to the Interim Financial Information

13       Contract asset

Contract Asset (works in progress) is the right to consideration in exchange for goods or services transferred to customers. As established by CPC 47 – Revenue from Contracts with Customers, assets conditioned to the concession under construction, recorded under the scope of ICPC 01 (R1) – Concession Agreements, must be classified as Contract Asset during the construction period and transferred to Intangible Assets only after the conclusion of the works.

A contract asset is initially designated at fair value and includes borrowing costs capitalized during the period when the asset is under construction, based on the weighted average rate of borrowings in effect on the capitalization date. For further information on the capitalization of interest and construction margin, recorded during the construction period, see Note 14.

	December 31, 2020	Additions (i)	Transfers	Transfers of works to intangible assets (ii)	March 31, 2021 (iii)

Total contract asset	7,969,164	1,084,501	292	(755,954)	8,298,003

	December 31, 2019	Additions	Transfers	Transfers of works to intangible assets	March 31, 2020

Total contract asset	7,617,714	681,120	35	(308,994)	7,989,875

(i)	The largest additions of the period are located in the municipalities of São Paulo, São Bernardo do Campo and Praia Grande, in the amounts of R$ 629 million, R$ 40 million and R$ 33 million, respectively.
(ii)	The largest transfers of the period are located in the municipalities of São Paulo, São Bernardo do Campo and Caieiras, in the amounts of R$ 528 million, R$ 25 million and R$ 10 million, respectively.
(iii)	The largest works are located in the municipalities of São Paulo, Praia Grande and São Bernardo do Campo, in the amounts of R$ 3,155 million, R$ 546 million and R$ 461 million, respectively.

As of March 31, 2020, the contract asset included R$ 276,893, recorded as lease (R$ 276,893 as of December 31, 2020). Leases are part of construction costs; however, constructions are still in progress.

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Notes to the Interim Financial Information

14       Intangible assets

(a)                Statement of financial position details

	March 31, 2021			December 31, 2020
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Intangible right arising from:
Concession agreements – equity value	674,460	(192,323)	482,137	671,904	(188,129)	483,775
Concession agreements – economic value	1,454,919	(736,845)	718,074	1,446,261	(711,596)	734,665
Program contracts	23,376,415	(7,009,708)	16,366,707	23,160,119	(6,799,812)	16,360,307
Program contracts – commitments	1,709,757	(352,075)	1,357,682	1,709,757	338,834	1,370,923
Service contracts – São Paulo	21,080,650	(5,941,664)	15,138,986	20,579,676	(5,707,072)	14,872,604
Software license of use	1,004,375	(461,078)	543,297	978,085	(437,460)	540,625
Right of use – Other assets	197,919	(105,902)	92,017	141,782	(99,106)	42,676
Total	49,498,495	(14,799,595)	34,698,900	48,687,584	(14,282,009)	34,405,575

(b)	Changes

	December 31, 2020	Additions	Transfer of contract asset	Transfers	Write-offs and disposals	Amortization	March 31, 2021
Intangible right arising from:
Concession agreements - equity value (*)	483,775	-	2,781	23	(136)	(4,306)	482,137
Concession agreements – economic value	734,665	-	8,989	-	(174)	(25,406)	718,074
Program contracts (*)	16,360,307	3,315	216,100	407	(1,122)	(212,300)	16,366,707
Program contracts – commitments	1,370,923	-	-	-	-	(13,241)	1,357,682
Service contracts – São Paulo	14,872,604	2,745	501,794	427	(1,213)	(237,371)	15,138,986
Software license of use	540,625	-	26,290	-	-	(23,618)	543,297
Right of use – Other assets	42,676	69,462	-	-	(261)	(19,860)	92,017
Total	34,405,575	75,522	755,954	857	(2,906)	(536,102)	34,698,900

(*) As of March 31, 2021, Concession agreements – equity value, and Program contracts included leases in the amounts of R$ 73,759 and R$ 190,006 (R$ 76,454 and R$ 193,107 as of December 31, 2020), respectively.

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Notes to the Interim Financial Information

	December 31, 2019	Additions	Contract renewal	Transfer of contract asset	Transfers	Write-offs and disposals	Amortization	March 31, 2020
Intangible right arising from:
Concession agreements – equity value (*)	1,494,853	-	(12,383)	28,026	73	(192)	(15,160)	1,495,217
Concession agreements – economic value	712,852	-	-	16,634	(3)	(2)	(21,846)	707,635
Program contracts (*)	13,819,700	1,572	12,383	131,891	1,310	(2,219)	(179,615)	13,785,022
Program contracts – commitments	1,364,875	-	-	-	-	-	(12,760)	1,352,115
Service contracts – São Paulo	14,390,763	700	-	123,026	(2,203)	(2,940)	(216,194)	14,293,152
Software license of use	471,706	-	-	9,417	455	-	(15,799)	465,779
Right of use – Other assets	70,698	22,997	-	-	-	-	(14,374)	79,321
Total	32,325,447	25,269	-	308,994	(368)	(5,353)	(475,748)	32,178,241

(*) As of March 31, 2020, Concession agreements – equity value, and Program contracts included leases in the amounts of R$ 84,563 and R$ 202,445 (R$ 87,266 and R$ 205,558 as of December 31, 2019), respectively.

As of June 30, 2020, a contract was signed for the provision of treatment services and final disposal of solid waste and collection of garbage tax in the Municipality of Diadema for 40 years. Garbage collection fees started to be charged on water and sewage consumption bills as of January 1, 2021 and were interrupted on May 1, 2021. In order to reach the best operationalization format, treatment services and final disposal of solid waste are in the study phase and, based on contractual provision, are subject to a partnership between SABESP and a private party, which will occur by means of a public call.

(c)	Obligations arising from concession agreements

As of March 31, 2021, the Company has obligations recorded under “Program contract commitments”, in current liabilities and noncurrent liabilities, in the amounts of R$ 151,273 and R$ 40,575 (R$ 162,541 and R$ 68,939 as of December 31, 2020), respectively.

(d)	Capitalization of interest and other finance charges

The Company capitalizes interest, inflation adjustment and exchange variation in concession intangible assets during the construction period. From January to March 2021, it capitalized R$ 54,018 (R$ 71,057 from January to March 2020).

(e)	Construction margin

The Company is primarily responsible for the construction and installation of the concession infrastructure, either by using its own employees or contracting third parties, and is significantly exposed to its risks and benefits. Accordingly, the Company recognizes revenue from construction services corresponding to construction costs increased by gross margin.

Generally, constructions related to the concessions are performed by third parties. In such case, the margin is lower to cover administration costs and the assumption of responsibility for primary risks is lower. As of March 31, 2021 and 2020, the margin was 2.3%.

The construction margin was R$ 23.007 from January to March 2021 (R$ 12,655 from January to March 2020).

(f)	Expropriations

As a result of the construction of priority projects related to water and sewage systems, the Company was required to expropriate third-parties' properties, whose owners will be compensated either amicably or through courts.

Expropriation costs are recorded as concession intangible assets after the transaction is concluded. From January to March 2021, expropriations totaled R$ 9,674 (R$ 7,316 from January to March 2020).

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Notes to the Interim Financial Information

(g)	Public-Private Partnership - PPP

SABESP carries out operations related to the PPPs mentioned below. These operations and their respective obligations and guarantees are supported by agreements executed according to Law 11,079/2004.

The amounts recorded in intangible assets, net of amortization, are as follows:

	March 31, 2021	December 31, 2020

Alto Tietê	282,918	287,645
São Lourenço	3,023,054	3,065,445
Total	3,305,972	3,353,090

The obligations assumed by the Company are as follows:

	March 31, 2021			December 31, 2020
	Current liabilities	Noncurrent liabilities	Total liabilities	Current liabilities	Noncurrent liabilities	Total liabilities

Alto Tietê	58,324	142,121	200,445	59,429	149,726	209,155
São Lourenço	92,083	2,853,797	2,945,880	70,778	2,895,340	2,966,118
Total	150,407	2,995,918	3,146,325	130,207	3,045,066	3,175,273

(h)	Amortization of Intangible Assets

The average amortization rate totaled 4.8% and 4.6% as of March 31, 2021 and 2020, respectively.

(i)	Software license of use

The software license of use is capitalized based on the costs incurred to acquire software and ensure that they are ready for use. As of April 10, 2017, the Integrated Business Management System (Enterprise Resource Planning – SAP ERP) was implemented. This system includes the administrative/financial module.

The implementation of the commercial module Net@Suíte system began in August 2019 and is being carried out in different phases. As of March 31, 2021, it had already been implemented in 17 municipalities. The implementation is expected to be concluded in December 2021.

(j)	Right of use

The Company recognizes right of use assets and lease liabilities, except for those of short term and low value. For these cases, SABESP maintained the amounts of R$ 2,804, R$ 2,968 and R$ 489 from January to March 2021 (R$ 1,326, R$ 2,290 and R$ 492 from January to March 2020) allocated under operating costs, selling expenses and administrative expenses, respectively.

Nature	March 31, 2021	December 31, 2020

Leases - Contract asset	276,893	276,893

Leases - Concession and Program Contract
Cost	405,446	405,426
Accumulated amortization	(141,681)	(135,865)
(=) Net	263,765	269,561

Other assets (*)
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Notes to the Interim Financial Information

Vehicles	114,625	115,208
Properties	11,050	15,508
Equipment	4,403	4,541
Other assets	67,841	6,525
Accumulated amortization	(105,902)	(99,106)
(=) Net	92,017	42,676

Right of use	632,675	589,130

(*) Costs and accumulated amortization in the amount of R$ 13,064, referring to expired right of use, were written-off in the first quarter of 2021.

Lease liability corresponds to total future fixed lease payments, adjusted to present value, considering an incremental rate on borrowings. For further information, see Note 16.

The table below shows the impact on the Company’s result:

Impact on the result
	March 31, 2021	March 31, 2020

Right of use amortization	(25,676)	(20,189)
Financial result – interest expense and inflation adjustment	(16,728)	(15,693)
Expenses of short-term leases with low value	(6,261)	(4,108)
Reduction of profit for the period	(48,665)	(39,990)

(k)	Performance Agreements

As of March 31, 2021, the accounting balances of these agreements recorded in contract asset and intangible assets were R$ 426,065 and R$ 472,868 (R$ 306,738 and R$ 265,940 as of December 31, 2020), respectively.

15       Property, plant and equipment

(a)	Statement of financial position details

	March 31, 2021				December 31, 2020
	Cost	Accumulated depreciation	Net	Annual average depreciation rate	Cost	Accumulated depreciation	Net	Annual average depreciation rate
Land	94,213	-	94,213	-	94,213	-	94,213	-
Buildings	86,098	(40,417)	45,681	2.1%	86,860	(41,513)	45,347	2.1%
Equipment	376,204	(274,976)	101,228	14.4%	372,103	(271,087)	101,016	14.8%
Transportation equipment	10,319	(7,518)	2,801	9.9%	10,319	(7,350)	2,969	9.9%
Furniture and fixtures	31,584	(14,030)	17,554	6.7%	31,232	(13,813)	17,419	6.7%
Other	8,341	(351)	7,990	5.0%	7,618	(331)	7,287	4.9%
Total	606,759	(337,292)	269,467	10.7%	602,345	(334,094)	268,251	11.2%

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Notes to the Interim Financial Information

(b)	Changes

	December 31, 2020	Additions	Transfers	Write-offs and disposals	Depreciation	March 31, 2021
Land	94,213	-	-	-	-	94,213
Buildings	45,347	564	25	-	(255)	45,681
Equipment	101,016	7,346	(1,927)	(28)	(5,179)	101,228
Transportation equipment	2,969	-	-	-	(168)	2,801
Furniture and fixtures	17,419	355	102	(4)	(318)	17,554
Other	7,287	70	651	-	(18)	7,990
Total	268,251	8,335	(1,149)	(32)	(5,938)	269,467

	December 31, 2019	Additions	Transfers	Write-offs and disposals	Depreciation	March 31, 2020
Land	92,962	-	-	-	-	92,962
Buildings	41,705	284	85	-	(285)	41,789
Equipment	152,273	8,277	(56)	(46)	(7,070)	153,378
Transportation equipment	1,984	298	361	-	(141)	2,502
Furniture and fixtures	18,219	405	(147)	(8)	(298)	18,171
Other	7,250	323	90	-	(15)	7,648
Total	314,393	9,587	333	(54)	(7,809)	316,450

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Notes to the Interim Financial Information

16       Borrowings and Financing

Borrowings and financing outstanding balance	March 31, 2021			December 31, 2020
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Local currency
12th issue debentures	45,450	147,076	192,526	45,450	158,425	203,875
14th issue debentures	50,120	-	50,120	51,873	24,205	76,078
17th issue debentures	94,599	94,246	188,845	91,850	183,335	275,185
18th issue debentures	46,766	129,597	176,363	45,918	135,105	181,023
21st issue debentures	175,000	174,772	349,772	175,000	174,769	349,769
22nd issue debentures	200,000	485,143	685,143	99,969	678,149	778,118
23rd issue debentures	-	864,697	864,697	-	864,678	864,678
24th issue debentures	-	425,683	425,683	-	414,994	414,994
25th issue debentures	1,444,761	-	1,444,761	1,442,610	-	1,442,610
26th issue debentures	-	1,075,607	1,075,607	-	1,047,767	1,047,767
27th issue debentures	-	997,040	997,040	-	997,000	997,000
Brazilian Federal Savings Bank	92,569	1,333,112	1,425,681	90,382	1,324,459	1,414,841
Brazilian Development Bank - BNDES PAC	13,394	16,695	30,089	13,185	20,247	33,432
Brazilian Development Bank - BNDES PAC II 9751	7,161	35,661	42,822	7,159	37,447	44,606
Brazilian Development Bank - BNDES PAC II 9752	4,851	24,257	29,108	4,851	25,470	30,321
Brazilian Development Bank - BNDES ONDA LIMPA	26,751	80,129	106,880	26,751	86,809	113,560
Brazilian Development Bank – BNDES TIETÊ III	86,823	520,818	607,641	86,823	542,519	629,342
Brazilian Development Bank - BNDES 2015	33,558	445,766	479,324	33,558	454,126	487,684
Brazilian Development Bank - BNDES 2014	5,143	21,744	26,887	5,143	23,017	28,160
Inter-American Development Bank – IDB 2202	181,349	2,434,361	2,615,710	181,349	2,524,798	2,706,147
Inter-American Development Bank – IDB INVEST	89,630	853,411	943,041	44,815	898,060	942,875
Leases (Concession Agreements, Program Contracts and Contract Asset)	30,409	391,046	421,455	28,847	399,896	428,743
Leases (others)	59,178	43,765	102,943	36,576	9,300	45,876
Other	4,038	10,373	14,411	3,778	11,382	15,160
Interest and charges	170,507	-	170,507	158,918	-	158,918
Total in local currency	2,862,057	10,604,999	13,467,056	2,674,805	11,035,957	13,710,762

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Notes to the Interim Financial Information

Borrowings and financing outstanding balance	March 31, 2021			December 31, 2020
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Foreign currency
Inter-American Development Bank - IDB 1212 – US$ 49,251 thousand (US$ 51,390 thousand in December 2020)	58,557	204,951	263,508	53,412	213,649	267,061
Inter-American Development Bank - IDB 4623 – US$ 13,459 thousand (US$ 10,220 thousand in December 2020)	-	70,086	70,086	-	46,474	46,474
International Bank for Reconstruction and Development (IBRD) – IBRDs 7662 and 8906 - US$ 79,752 thousand (US$ 82,792 thousand in December 2020)	34,638	413,344	447,982	31,594	393,949	425,543
JICA 15 – ¥ 9,795,655 thousand (¥ 10,371,870 thousand in December 2020)	59,373	445,299	504,672	58,117	464,936	523,053
JICA 18 – ¥ 8,807,360 thousand (¥ 9,325,440 thousand in December 2020)	53,383	400,195	453,578	52,253	417,846	470,099
JICA 17 – ¥ 3,521,964 thousand (¥ 3,349,203 thousand in December 2020)	12,097	168,465	180,562	11,260	156,738	167,998
JICA 19 – ¥ 29,016,288 thousand (¥ 29,923,047 thousand in December 2020)	93,432	1,399,635	1,493,067	91,456	1,415,683	1,507,139
IDB 1983AB – US$ 23,077 thousand (US$ 23,077 thousand in December 2020)	43,825	86,749	130,574	39,975	78,943	118,918
Interest and charges	8,337	-	8,337	21,577	-	21,577
Total in foreign currency	363,642	3,188,724	3,552,366	359,644	3,188,218	3,547,862

Total borrowings and financing	3,225,699	13,793,723	17,019,422	3,034,449	14,224,175	17,258,624

Exchange rate as of March 31, 2021: US$ 5.6973; ¥ 0.05152 (as of December 31, 2020: US$ 5.1967; ¥ 0.05043).

As of March 31, 2021, the Company did not have balances of borrowings and financing raising during the year, maturing in up to 12 months.

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Notes to the Interim Financial Information

Local currency	Guarantees	Maturity	Annual interest rate	Inflation adjustment

12th issue debentures	Own funds	2025	TR + 9.5%
14th issue debentures	Own funds	2022	TJLP + 1.92% (series 1 and 3) and 9.19% (series 2)	IPCA (series 2)
17th issue debentures	Own funds	2023	CDI + 0.75% (series 1), 4.5% (series 2) and 4.75% (series 3)	IPCA (series 2 and 3)
18th issue debentures	Own funds	2024	TJLP + 1.92% (series 1 and 3) and 8.25% (series 2)	IPCA (series 2)
21st issue debentures	Own funds	2022	CDI + 0.60% (series 1) and CDI+ 0.90% (series 2)
22nd issue debentures	Own funds	2025	CDI + 0.58% (series 1) and CDI+ 0.90% (series 2) and 6.0% (series 3)	IPCA (series 3)
23rd issue debentures	Own funds	2027	CDI + 0.49% (series 1) and CDI+ 0.63% (series 2)
24th issue debentures	Own funds	2029	3.20% (series 1) and 3.37% (series 2)	IPCA (series 1 and 2)
25th issue debentures	Own funds	October 2021	CDI + 3.30%
26th issue debentures	Own funds	2030	4.65 (series 1) and 4.95% (series 2)	IPCA (series 1 and 2)
27th issue debentures	Own funds	2027	CDI + 1.60% (series 1) and CDI+ 1.80% (series 2) and 2.25% (series 3)
Brazilian Federal Savings Bank	Own funds	2021/2042	5% to 9.5%	TR
Brazilian Development Bank - BNDES PAC	Own funds	2023	TJLP + 1.82%
Brazilian Development Bank - BNDES PAC II 9751	Own funds	2027	TJLP + 1.72%
Brazilian Development Bank - BNDES PAC II 9752	Own funds	2027	TJLP + 1.72%
Brazilian Development Bank - BNDES ONDA LIMPA	Own funds	2025	TJLP + 1.92%
Brazilian Development Bank – BNDES TIETÊ III	Own funds	2028	TJLP + 1.66%
Brazilian Development Bank - BNDES 2015	Own funds	2035	TJLP + 2.18%
Brazilian Development Bank - BNDES 2014	Own funds	2026	TJLP + 1.76%
Inter-American Development Bank – IDB 2202	Government	2035	CDI + 0.86%
Inter-American Development Bank – IDB INVEST	Own funds	2034	CDI+ 1.90% and CDI 2.70%
Leases (Concession Agreements, Program Contracts and Contract Asset)		2035	7.73% to 10.12%	IPC
Leases (others)		2023	4.25% to 9.29%
Other	Own funds	2025	3% (FEHIDRO) TJLP + 1.5% (FINEP)

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Notes to the Interim Financial Information

Foreign currency	Guarantees	Maturity	Annual interest rate	Exchange variation

Inter-American Development Bank - IDB 1212 – US$ 49,251 thousand	Government	2025	3.31% (*)	US$
Inter-American Development Bank - IDB 4623 – US$ 13,459 thousand	Government	2044	1.12% (*)	US$
International Bank for Reconstruction and Development (IBRD) – IBRDs 7662 and 8906 - US$ 79,752 thousand	Government	2034	2.85% (*)	US$
JICA 15 – ¥ 9,795,655 thousand	Government	2029	1.8% and 2.5%	Yen
JICA 18 – ¥ 8,807,360 thousand	Government	2029	1.8% and 2.5%	Yen
JICA 17 – ¥ 3,521,964 thousand	Government	2035	1.2% and 0.01%	Yen
JICA 19 – ¥ 29,016,288 thousand	Government	2037	1.7% and 0.01%	Yen
IDB 1983AB – US$ 23,077 thousand	-	2023	2.08% to 2.38% (*)	US$

(*) Rates comprising LIBOR + contractually defined spread.

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Notes to the Interim Financial Information

(i)	Payment schedule – accounting balances as of March 31, 2021

	2021	2022	2023	2024	2025	2026	2027 to 2048	TOTAL
LOCAL CURRENCY
Debentures	1,720,391	585,510	684,974	921,681	488,508	381,539	1,667,954	6,450,557
Brazilian Federal Savings Bank	68,857	96,105	89,983	88,991	94,561	100,482	886,702	1,425,681
BNDES	133,261	177,681	170,937	164,287	144,101	134,853	397,631	1,322,751
IDB 2202	90,674	181,349	181,349	181,349	181,349	181,349	1,618,291	2,615,710
IDB INVEST	44,815	89,630	89,630	89,630	89,630	89,630	450,076	943,041
Leases (Concession Agreements, Program Contracts and Contract Asset)	32,756	34,993	37,606	40,933	44,558	28,843	201,766	421,455
Leases (others)	47,331	40,380	15,232	-	-	-	-	102,943
Other	3,028	4,038	3,977	1,757	1,611	-	-	14,411
Interest and charges	170,507	-	-	-	-	-	-	170,507
TOTAL IN LOCAL CURRENCY	2,311,620	1,209,686	1,273,688	1,488,628	1,044,318	916,696	5,222,420	13,467,056
FOREIGN CURRENCY
IDB	29,279	58,557	58,557	58,557	60,575	4,036	64,033	333,594
IBRD	17,319	34,638	34,638	34,638	34,638	34,638	257,473	447,982
JICA	115,191	218,285	218,285	218,285	218,285	218,285	1,425,263	2,631,879
IDB 1983AB	43,825	43,825	42,924	-	-	-	-	130,574
Interest and charges	8,337	-	-	-	-	-	-	8,337
TOTAL IN FOREIGN CURRENCY	213,951	355,305	354,404	311,480	313,498	256,959	1,746,769	3,552,366
Total	2,525,571	1,564,991	1,628,092	1,800,108	1,357,816	1,173,655	6,969,189	17,019,422
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Notes to the Interim Financial Information

	December 31, 2020	Addition (lease)	Funding	Borrowing costs	Monetary and exchange variation	Inflation adjustment / exchange variation and incorporated interest- Capitalized	Interest paid	Amortization	Accrued interest	Provision for interest and fees - Capitalized	Expenses with borrowing costs	March 31, 2021

LOCAL CURRENCY
Debentures	6,756,504	-	-	(482)	52,397	-	(46,438)	(236,265)	60,763	11,483	4,050	6,602,012
Brazilian Federal Savings Bank	1,418,832	-	32,913	-	-	-	(27,718)	(22,075)	18,197	9,573	-	1,429,722
BNDES	1,370,902	-	-	-	-	-	(20,754)	(44,420)	3,968	16,575	65	1,326,336
IDB 2202	2,730,195	-	-	-	-	-	(40,708)	(90,674)	10,461	12,608	239	2,622,121
IDB INVEST	944,513	-	-	-	-	-	(7,758)	-	11,112	-	166	948,033
Leases (Concession Agreements, Program Contracts and Contract Asset)	428,743	-	-	-	-	-	(20,484)	(7,289)	20,484	-	-	421,454
Leases (others)	45,876	69,462	-	-	-	-	(3,532)	(19,860)	10,998	-	-	102,944
Other	15,197	-	-	-	-	-	(181)	(751)	163	6	-	14,434
TOTAL IN LOCAL CURRENCY	13,710,762	69,462	32,913	(482)	52,397	-	(167,573)	(421,334)	136,146	50,245	4,520	13,467,056

FOREIGN CURRENCY
IDB	317,302	-	17,841	-	29,288	-	(4,149)	(27,111)	2,080	-	41	335,292
IBRD	426,860	-	-	(1,733)	41,197	-	(1,375)	(17,070)	179	-	45	448,103
JICA	2,684,321	-	8,972	-	55,536	1,870	(22,084)	(102,834)	9,502	1,766	49	2,637,098
IDB 1983AB	119,379	-	-	-	11,552	-	-	-	701	137	104	131,873
TOTAL IN FOREIGN CURRENCY	3,547,862	-	26,813	(1,733)	137,573	1,870	(27,608)	(147,015)	12,462	1,903	239	3,552,366
Total	17,258,624	69,462	59,726	(2,215)	189,970	1,870	(195,181)	(568,349)	148,608	52,148	4,759	17,019,422
(ii)	Changes

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Notes to the Interim Financial Information

	December 31, 2019	Addition (lease)	Funding	Borrowing costs	Monetary and exchange variation	Inflation adjustment / exchange variation and incorporated interest- Capitalized	Interest paid	Amortization	Accrued interest	Provision for interest and fees - Capitalized	Expenses with borrowing costs	March 31, 2020

LOCAL CURRENCY
Debentures	3,711,228	-	-	(250)	18,607	-	(70,111)	(337,775)	41,162	3,931	667	3,367,459
Brazilian Federal Savings Bank	1,429,250	-	25,634	-	-	-	(28,112)	(20,460)	18,659	9,463	-	1,434,434
BNDES	1,201,411	-	-	-	-	-	(20,587)	(34,096)	13,441	6,892	65	1,167,126
Leases (Concession Agreements, Program Contracts and Contract Asset)	459,671	-	-	-	(289)	-	(9,421)	(6,978)	8,854	-	-	451,837
Leases	74,453	22,997	-	-	-	-	(1,631)	(14,374)	2,220	-	-	83,665
Other	9,898	-	3,593	-	-	-	(145)	(346)	143	4	-	13,147
TOTAL IN LOCAL CURRENCY	6,885,911	22,997	29,227	(250)	18,318	-	(130,007)	(414,029)	84,479	20,290	732	6,517,668

FOREIGN CURRENCY
IDB	2,316,190	-	-	-	627,229	24,907	(39,415)	(93,424)	7,685	14,595	239	2,858,006
IBRD	357,880	-	-	(352)	102,072	878	(5,159)	(14,950)	2,672	476	35	443,552
Eurobonds	1,413,956	-	-	-	408,800	-	-	-	31,622	2,994	205	1,857,577
JICA	2,106,908	-	1,167	-	610,820	5,220	(18,502)	(57,826)	9,637	1,445	47	2,658,916
IDB 1983AB	163,864	-	-	-	47,618	-	-	-	2,675	252	240	214,649
TOTAL IN FOREIGN CURRENCY	6,358,798	-	1,167	(352)	1,796,539	31,005	(63,076)	(166,200)	54,291	19,762	766	8,032,700
Total	13,244,709	22,997	30,394	(602)	1,814,857	31,005	(193,083)	(580,229)	138,770	40,052	1,498	14,550,368
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Notes to the Interim Financial Information

(a)	Main events in the three-month period ended March 31, 2021

(i)	Debentures

As of January 2021, the Company amortized the first installment of series 3 of the 17th issue debentures, totaling R$ 91.7 million.

In February 2021, it amortized series 1 of the 22nd issue debentures, in the amount of R$ 100.0 million.

(ii)	IDB

In the first quarter of 2021, the Company raised R$ 17.8 million, referring to another installment of contract IDB 4623.

In March 2021, it amortized R$ 90.7 million, referring to contract IDB 2202.

(iii)	JICA

In the first quarter of 2021, the Company amortized R$ 102.8 million, referring to contracts JICA 15, 18 and 19.

(b)	Lease

The Company has lease agreements signed as Assets Lease. During the construction period, work costs are capitalized to contract asset and the lease amount is recorded at the same proportion.

After startup, the lease payment period starts (240 monthly installments), whose amount is periodically restated by contracted price index.

The amounts payable for the right of use of assets are also recorded in this line (Note 14 (j))

(c)	Covenants

The table below shows the most restrictive covenants as of March 31, 2021.

Covenants
Adjusted EBITDA / Adjusted Financial Expenses	Equal to or higher than 2.80
Adjusted Net Debt / Adjusted EBITDA	Equal to or lower than 3.80
Adjusted Total Debt / Adjusted EBITDA	Lower than 3.65
Other Onerous Debt (1) / Adjusted EBITDA	Equal to or lower than 1.30
Adjusted Current Ratio	Higher than 1.00
EBITDA / Financial Expenses Paid	Equal to or higher than 2.35
Net Debt / Adjusted EBITDA	Equal to or lower than 3.50
(1) The contractual definition of “Other Onerous Debts” correspond to the sum of pension obligations and healthcare plan, installment payment of tax debts and installment payment of debts with the electricity supplier.

As of March 31, 2021 and 2020, the Company met the requirements set forth by its borrowings and financing agreements.

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Notes to the Interim Financial Information

(d)	Borrowings and financing - Credit limited

Agent	March 31, 2021
(in millions of reais (*))
Brazilian Federal Savings Bank	1,482
Brazilian Development Bank (BNDES)	708
Japan International Cooperation Agency (JICA)	78
Inter-American Development Bank (IDB)	1,633
International Bank for Reconstruction and Development (IBRD)	1,421
Other	51
TOTAL	5,373

(*) Brazilian Central Bank’s exchange rate as of March 31, 2021 (US$ 1.00 = R$ 5.6973; ¥ 1.00 = R$ 0.05152).

Financing resources contracted have specific purposes, which have been released for the execution of their respective investments, according to the progress of the works.

17	Taxes and contributions

(a)	Current assets

	March 31, 2021	December 31, 2020
Recoverable taxes
Income tax and social contribution	35,545	-
Withheld income tax (IRRF) on financial investments	6,661	4,391
Other federal taxes	17,052	18,281
Total	59,258	22,672

(b)	Current liabilities

	March 31, 2021	December 31, 2020
Taxes and contributions payable
Income tax and social contribution	92,596	69,041
Cofins and Pasep	78,227	93,601
INSS (social security contribution)	36,479	37,599
IRRF (withholding income tax)	9,423	21,287
Other	38,292	45,291
Total	255,017	266,819

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Notes to the Interim Financial Information

18	Deferred taxes and contributions

(a)	Statement of financial position details

	March 31, 2021	December 31, 2020
Deferred tax assets
Provisions	444,543	436,445
Pension obligations - G1	153,550	154,498
Donations of underlying assets on concession agreements	49,471	50,142
Credit losses	174,010	155,719
Other	129,911	134,932
Total deferred tax asset	951,485	931,736

Deferred tax liabilities
Temporary difference on concession of intangible asset	(384,033)	(388,675)
Capitalization of borrowing costs	(386,369)	(390,211)
Profit on supply to government entities	(357,164)	(356,513)
Actuarial gain – G1 Plan	(48,979)	(48,979)
Construction margin	(48,152)	(48,843)
Borrowing costs	(17,778)	(19,231)
Total deferred tax liabilities	(1,242,475)	(1,252,452)

Deferred tax liability, net	(290,990)	(320,716)

(b)	Changes

Deferred tax assets	December 31, 2020	Net variation	March 31, 2021
Provisions	436,445	8,098	444,543
Pension obligations - G1	154,498	(948)	153,550
Donations of underlying assets on concession agreements	50,142	(671)	49,471
Allowance for doubtful accounts	155,719	18,291	174,010
Other	134,932	(5,021)	129,911
Total	931,736	19,749	951,485

Deferred tax liabilities
Temporary difference on concession of intangible asset	(388,675)	4,642	(384,033)
Capitalization of borrowing costs	(390,211)	3,842	(386,369)
Profit on supply to government entities	(356,513)	(651)	(357,164)
Actuarial gain – G1	(48,979)	-	(48,979)
Construction margin	(48,843)	691	(48,152)
Borrowing costs	(19,231)	1,453	(17,778)
Total	(1,252,452)	9,977	(1,242,475)

Deferred tax liability, net	(320,716)	29,726	(290,990)

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Notes to the Interim Financial Information

Deferred tax assets	December 31, 2019	Net variation	March 31, 2020
Provisions	366,673	(807)	365,866
Pension obligations - G1	157,998	(1,016)	156,982
Donations of underlying assets on concession agreements	51,818	(619)	51,199
Allowance for doubtful accounts	145,622	37,834	183,456
Other	183,147	4,933	188,080
Total	905,258	40,325	945,583

Deferred tax liabilities
Temporary difference on concession of intangible asset	(408,732)	5,125	(403,607)
Capitalization of borrowing costs	(409,236)	4,914	(404,322)
Profit on supply to government entities	(372,289)	3,316	(368,973)
Actuarial gain – G1	(54,222)	-	(54,222)
Construction margin	(83,399)	32,483	(50,916)
Borrowing costs	(11,376)	424	(10,952)
Total	(1,339,254)	46,262	(1,292,992)

Deferred tax liability, net	(433,996)	86,587	(347,409)

(c)	Reconciliation of the effective tax rate

The amounts recorded as income tax and social contribution expenses in the financial statements are reconciled to the statutory rates, as shown below:

	January to March 2021	January to March 2020

Profit/(loss) before income taxes	750,615	(977,257)
Statutory rate	34%	34%

Estimated expense at statutory rate	(255,209)	332,267
Permanent differences
Provision Law 4,819/1958 – G0 (i)	(6,277)	(10,095)
Donations	(1,367)	(3,774)
Other differences	9,096	913

Income tax and social contribution	(253,757)	319,311

Current income tax and social contribution	(28 3,483)	232,724
Deferred income tax and social contribution	29,726	86,587
Effective rate	34%	33%

(i)	Permanent difference related to the provision for actuarial liability (Note 21 (b) (ii)).

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Notes to the Interim Financial Information

19	Provisions

(a)	Lawsuits and proceedings that resulted in provisions

(I) Statement of financial position details

The Company is a party to a number of legal claims and administrative proceedings arising from the normal course of business, including civil, tax, labor and environmental matters. Management recognizes provisions consistently with the recognition and measurement criteria established in Note 3.14 of the Annual Financial Statements of December 31, 2020. The terms and payment amounts are defined based on the outcome of these lawsuits.

	March 31, 2021			December 31, 2020
	Provisions	Escrow deposits	Provisions net of deposits	Provisions	Escrow deposits	Provisions net of deposits
Customer claims (i)	164,609	(10,026)	154,583	160,705	(10,553)	150,152
Supplier claims (ii)	400,284	(367)	399,917	410,734	(358)	410,376
Other civil claims (iii)	87,083	(2,300)	84,783	86,083	(2,505)	83,578
Tax claims (iv)	64,687	(2,487)	62,200	59,678	(2,410)	57,268
Labor claims (v)	328,275	(14,603)	313,672	316,880	(15,503)	301,377
Environmental claims (vi)	260,398	(31)	260,367	249,582	(31)	249,551
Total	1,305,336	(29,814)	1,275,522	1,283,662	(31,360)	1,252,302

Current	753,865	-	753,865	760,209	-	760,209
Noncurrent	551,471	(29,814)	521,657	523,453	(31,360)	492,093

(II)	Changes

	December 31, 2020	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	March 31, 2021
Customer claims (i)	160,705	6,013	7,563	(1,901)	(7,771)	164,609
Supplier claims (ii)	410,734	1,603	11,702	(23,613)	(142)	400,284
Other civil claims (iii)	86,083	900	2,995	(1,676)	(1,219)	87,083
Tax claims (iv)	59,678	4,426	1,622	-	(1,039)	64,687
Labor claims (v)	316,880	15,362	8,071	(6,634)	(5,404)	328,275
Environmental claims (vi)	249,582	8,849	10,990	-	(9,023)	260,398
Subtotal	1,283,662	37,153	42,943	(33,824)	(24,598)	1,305,336
Escrow deposits	(31,360)	(549)	(728)	2,309	514	(29,814)
Total	1,252,302	36,604	42,215	(31,515)	(24,084)	1,275,522

	December 31, 2019	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	March 31, 2020
Customer claims (i)	253,665	5,613	7,256	(38,355)	(10,720)	217,459
Supplier claims (ii)	153,654	35,941	5,426	(5)	(36)	194,980
Other civil claims (iii)	93,910	4,683	3,770	(15,312)	(3,231)	83,820
Tax claims (iv)	59,143	149	908	(8)	(435)	59,757
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Notes to the Interim Financial Information

Labor claims (v)	325,129	13,600	9,655	(22,385)	(13,064)	312,935
Environmental claims (vi)	192,950	8,986	6,726	-	(1,537)	207,125
Subtotal	1,078,451	68,972	33,741	(76,065)	(29,023)	1,076,076
Escrow deposits	(42,643)	(822)	(360)	14,431	5,376	(24,018)
Total	1,035,808	68,150	33,381	(61,634)	(23,647)	1,052,058

(b)	Lawsuits deemed as contingent liabilities

The Company is party to lawsuits and administrative proceedings relating to environmental, tax, civil and labor claims, which are assessed as contingent liabilities in the financial statements, since it either does not expect outflows to be required or the amount of the obligations cannot be reliably measured. Contingent liabilities, net of deposits, are represented as follows:

	March 31, 2021	December 31, 2020
Customer claims (i)	121,994	110,508
Supplier claims (ii)	1,400,407	1,350,308
Other civil claims (iii)	752,782	758,800
Tax claims (iv)	1,311,843	1,253,636
Labor claims (v)	1,028,946	1,005,648
Environmental claims (vi)	6,251,775	5,981,837
Total	10,867,747	10,460,737

(c)	Explanation on the nature of main classes of lawsuits

(i)	Customer claims

Approximately 730 lawsuits (690 as of December 31, 2020) were filed by commercial customers, who claim that their tariffs should correspond to other customer categories, and 310 lawsuits (310 as of December 31, 2020) in which customers claimed a reduction in the sewage tariff due to losses in the system, consequently requesting the refund of amounts charged by the Company, and 30 lawsuits (30 as of December 31, 2020) in which customers plead the reduction in tariff under the category “Social Welfare Entity”.

(ii)	Supplier claims

These lawsuits include lawsuits filed by some suppliers alleging underpayment of monetary adjustments and the economic and financial imbalance of the agreements, and are in progress at different courts.

(iii)	Other civil claims

These mainly refer to indemnities for property damage, pain and suffering, and loss of profits allegedly caused to third parties, such as vehicle accidents, claims, challenges on the methodology to collect tariffs, among others, filed at different court levels.

(iv)	Tax claims

Tax claims refer mainly to tax collections and fines in general challenged due to disagreements regarding notification or differences in the interpretation of legislation by the Company's Management, which were accrued while others were deemed as contingent liabilities.

(v)	Labor claims

The Company is a party to several labor lawsuits, involving issues such as overtime, shift schedule, health hazard premium and hazardous duty premium, prior notice, change of function, salary equalization, service outsourcing and other, which are at various court levels.

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Notes to the Interim Financial Information

(vi)	Environmental claims

These refer to several administrative proceedings and lawsuits filed by government entities, including Companhia Ambiental do Estado de São Paulo (CETESB) and the Public Prosecution Office of the São Paulo State, that aim affirmative and negative covenants and penalty is estimated due to failure to comply in addition to the imposition of indemnity due to environmental damages allegedly caused by the Company.

(d)	Guarantee insurance

On May 25, 2020, the Company renewed the insurance for policy issuance, thus contracting guarantee insurance for escrow deposit, in the amount of R$ 500.000, for one year. Such insurance will be used to settle legal claims instead of having immediate cash disbursement by the Company, such insurance is used until the conclusion of these proceedings limited to up to five years. From January to March 2021, the Company used R$ 4,437 (R$ 721 from January to March 2020). Until March 2021, the Company used R$ 123,779 of the contract in effect, thus remaining R$ 376,221.

20	Labor liabilities and pension plan obligations

	March 31, 2021	December 31, 2020
Salaries and payroll charges	30,089	53,107
Provision for vacation	208,052	207,906
Provision for Christmas bonus	17,528	-
Healthcare plan (i)	44,478	45,768
Provision for profit sharing (ii)	29,930	91,209
Consent Decree (TAC)	5,995	8,978
Knowledge Retention Program (PRC)	2,283	3,975
Total	338,355	410,943

(i)	Healthcare plan

Since August 1, 2019, the health plans managed by Fundação CESP (VIVEST), which replaced the previous health plans managed by SABESPREV, have been in effect.

Benefits are now paid after the event, free of choice, sponsored by contributions of SABESP and the employees. In the first quarter of 2021, the Company contributed 8.7%, on average, of gross payroll, totaling R$ 54,970 (8.4% in the first quarter of 2020, totaling R$ 54,021).

(ii)	Profit sharing

The profit sharing program was implemented in accordance with an agreement with the labor union. Payment corresponds to up to one-month salary for each employee, depending on performance of goals reached from January to December, and should be paid in the subsequent year.

21	Pension plan obligations

The Company has Post-Employment Benefit Plans in the following modalities: Defined Benefit (BD) – G1 (i) and G0 (ii); and Defined Contribution (CD) – Sabesprev Mais (iii) and VIVEST (iv). See the reconciliation of expenses with such plans in item (v).

Defined benefit plans

Summary of pension plan

	G1 Plan	G0 Plan	Total
Pension plan obligations as of December 31, 2020	(319,053)	(2,549,541)	(2,868,594)
Expenses recognized in 2021	(5,811)	(39,554)	(45,365)
Payments made in 2021	8,732	40,032	48,764
Pension plan obligations as of March 31, 2021	(316,132)	(2,549,063)	(2,865,195)
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Notes to the Interim Financial Information

	G1 Plan	G0 Plan	Total
Pension plan obligations as of December 31, 2019	(314,677)	(3,046,255)	(3,360,932)
Expenses recognized in 2020	(6,241)	(51,565)	(57,806)
Payments made in 2020	9,375	42,677	52,052
Pension plan obligations as of March 31, 2020	(311,543)	(3,055,143)	(3,366,686)

(i)     G1 Plan

Managed by SABESPREV, the defined benefit plan (“G1 Plan”) receives similar contributions established in a plan of subsidy of actuarial study of SABESPREV, as follows:

●       0.99% of the portion of the salary of participation up to 20 salaries; and

●       8.39% of the surplus, if any, of the portion of the salary of participation over 20 salaries.

(ii)	G0 Plan

Pursuant to State Law 4,819/1958, employees who started providing services prior to May 1974 and retired as an employee of the Company acquired a legal right to receive supplemental pension payments, which rights are referred as "G0 Plan". The Company pays supplemental retirement and pension amounts on behalf of the São Paulo State and seeks reimbursements of such amounts, which are recorded as accounts receivable from shareholders, limited to the amounts considered virtually certain to be reimbursed by the São Paulo State.

(iii)	Sabesprev Mais Plan

Since January 1, 2020, the “Sabesprev Mais” Defined Contribution Plan, managed by SABESPREV, has not been accepting any new adhesions. New employees have the option to join Fundação CESP (VIVEST) Defined Contribution Plan, as well as those who did not join the Sabesprev Mais Plan.

The sponsor's contributions correspond to the result obtained by applying a percentage of 100% on the basic contribution made by the participant.

(iv)	VIVEST Plan

Defined Contribution Plan administered by VIVEST. The sponsor's contributions correspond to the result obtained by applying a percentage of 100% on the basic contribution made by the participant.

(v)	Reconciliation of expenditures with pension plan obligations

	March 31, 2021	March 31, 2020

G1 Plan (i)	5,811	6,241
G0 Plan (ii)	39,554	51,565
Sabesprev Mais Plan (iii)	5,286	5,968
VIVEST Plan (iv)	26	1
Subtotal	50,677	63,775
Capitalized	(994)	(1,340)
Reimbursement of additional retirement and pension benefits paid (G0):	(21,093)	(21,876)
Other	1,215	1,662
Pension plan obligations (Note 27)	29,805	42,221

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Notes to the Interim Financial Information

22	Services payable

This line records the balances payable, mainly from services received from third parties, such as supply of electric power, reading of hydrometers and delivery of water and sewage bills, cleaning, surveillance and security services, collection, legal counsel services, audit, marketing and advertising and consulting services, among others. This line also includes the amounts payable related to the transfer of 7.5% of revenue from the São Paulo municipal government to the Municipal Fund for Environmental Sanitation and Infrastructure. The balances as of March 31, 2021 and December 31, 2020 were R$ 617,713 and R$ 453,750, respectively.

23	Equity

(a)	Share capital

As of March 31, 2021 and December 31, 2020, the authorized, subscribed and paid-in capital, in the amount of R$ 15,000.000, was composed of 683,509,869 registered, book-entry common shares with no par value, as follows:

	March 31, 2021		December 31, 2020
	Number of shares	%	Number of shares	%
São Paulo State	343,507,729	50.3	343,507,729	50.3
Other shareholders
In Brazil (1)	239,963,446	35.1	254,868,646	37.3
Abroad (2) (3)	100,038,694	14.6	85,133,494	12.4

Total	683,509,869	100.0	683,509,869	100.0

(1)	As of March 31, 2021, the common shares traded in Brazil were held by 44,353 shareholders, in addition to the controlling shareholder. It includes six shares held by Cia Paulista de Parcerias – CPP, a company controlled by the São Paulo State.
(2)	Shares traded as American Depositary Receipts (ADR) on the New York Stock Exchange, by means of The Bank New York Mellon, the depositary bank of the Company’s ADRs.
(3)	Each ADR corresponds to 1 share.

(b)	Interest on capital

The Annual Shareholders’ Meeting of April 29, 2021 approved the distribution of dividends as interest on capital, in the amount of R$ 231,163, corresponding to minimum mandatory dividend of R$ 40,806 as additional dividends, totaling R$ 271,969, to be paid on June 28, 2021.

24	Earnings per share Basic and diluted

Basic earnings/(loss) per share is calculated by dividing the equity attributable to owners by the weighted average number of outstanding common shares during the year. The Company does not have potentially dilutive common shares outstanding or debts convertible into common shares. Accordingly, basic and diluted earnings per share are equal.

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Notes to the Interim Financial Information

	January to March 2021	January to March 2020

Profit (loss) attributable to the Company’s owners	496,858	(657,946)
Weighted average number of common shares issued	683,509,869	683,509,869

Basic and diluted earnings (loss) per share (reais per share)	0.72692	(0.96260)

25	Operating segment information

The Company’s Management, composed of the Board of Directors and the Executive Board, has determined the operating segment used to make strategic decisions, such as sanitation services.

Result

	January to March 2021
	Sanitation (i)	Reconciliation to the income statement (ii)	Balance as per financial statements
Gross operating revenue	3,937,222	1,023,305	4,960,527
Gross sales deductions	(283,110)	-	(283,110)
Net operating revenue	3,654,112	1,023,305	4,677,417
Costs, selling, general and administrative expenses	(2,590,864)	(1,000,298)	(3,591,162)
Income from operations before other operating expenses, net and equity accounting	1,063,248	23,007	1,086,255
Other operating income / (expenses), net			10,676
Equity accounting			8,054
Financial result, net			(354,370)
Income before income tax and social contribution			750,615
Depreciation and amortization	(542,052)	-	(542,052)

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Notes to the Interim Financial Information

	January to March 2020
	Sanitation (i)	Reconciliation to the income statement (ii)	Balance as per financial statements
Gross operating revenue	3,803,878	521,420	4,325,298
Gross sales deductions	(282,948)	-	(282,948)
Net operating revenue	3,520,930	521,420	4,042,350
Costs, selling, general and administrative expenses	(2,536,885)	(508,765)	(3,045,650)
Income from operations before other operating expenses, net and equity accounting	984,045	12,655	996,700
Other operating income / (expenses), net			2,753
Equity accounting			3,575
Financial result, net			(1,980,285)
Income before income tax and social contribution			(977,257)
Depreciation and amortization	(483,569)	-	(483,569)

(i)	See Note 31 for information on non-cash items and Notes 13 and 14 for information on long-lived assets.

(ii)	Construction revenue and related costs are not reported to the CODM. Revenue from construction is recognized in accordance with ICPC 01 (R1) / IFRIC 12 (Concession Agreements) and CPC 47/IFRS 15 (Revenue from Contracts with Customers), as all performance obligations are satisfied over time. See Note 14 (e) for further information.
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Notes to the Interim Financial Information

26       Operating revenue

(a)    Revenue from sanitation services:

	January to March 2021	January to March 2020

Metropolitan Region of São Paulo	2,781,778	2,670,166
Regional Systems	1,155,444	1,133,712
Total	3,937,222	3,803,878

(b) Reconciliation between gross operating income and net operating revenue:

	January to March 2021	January to March 2020

Revenue from sanitation services (i)	3,937,222	3,803,878
Construction revenue	1,023,305	521,420
Sales tax	(264,885)	(266,051)
Regulation, Control and Oversight Fee (TRCF)	(18,225)	(16,897)
Net revenue	4,677,417	4,042,350

(i) Includes R$ 19,288 referring to the TRCF charged in the municipalities regulated by ARSESP from January to March 2021 (R$ 18,738 from January to March 2020).

27       Operating costs and expenses

	January to March 2021	January to March 2020
Operating costs
Salaries, payroll charges and benefits	(473,094)	(503,677)
Pension plan obligations	(8,851)	(9,702)
Construction costs (Note 25)	(1,000,298)	(508,765)
General supplies	(60,930)	(56,649)
Treatment supplies	(98,925)	(93,764)
Outsourced services	(367,595)	(308,964)
Electricity	(357,975)	(325,838)
General expenses	(180,476)	(165,796)
Depreciation and amortization	(499,899)	(448,857)
	(3,048,043)	(2,422,012)

Selling expenses
Salaries, payroll charges and benefits	(61,262)	(67,994)
Pension plan obligations	(1,177)	(1,314)
General supplies	(1,529)	(1,415)
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Notes to the Interim Financial Information

Outsourced services	(86,935)	(62,060)
Electricity	(347)	(363)
General expenses	(27,046)	(34,386)
Depreciation and amortization	(16,497)	(14,438)
	(194,793)	(181,970)

Allowance for doubtful accounts (Note 9 (c))	(121,051)	(157,489)

Administrative expenses
Salaries, payroll charges and benefits	(57,372)	(63,919)
Pension plan obligations	(19,777)	(31,205)
General supplies	(5,809)	(7,624)
Outsourced services	(49,382)	(53,097)
Electricity	(590)	(333)
General expenses	(51,336)	(92,231)
Depreciation and amortization	(25,656)	(20,274)
Tax expenses	(17,353)	(15,496)
	(227,275)	(284,179)

Operating costs and expenses
Salaries, payroll charges and benefits	(591,728)	(635,590)
Pension plan obligations (Note 21 (v))	(29,805)	(42,221)
Construction costs (Note 25)	(1,000,298)	(508,765)
General supplies	(68,268)	(65,688)
Treatment supplies	(98,925)	(93,764)
Outsourced services	(503,912)	(424,121)
Electricity	(358,912)	(326,534)
General expenses	(258,858)	(292,413)
Depreciation and amortization	(542,052)	(483,569)
Tax expenses	(17,353)	(15,496)
Allowance for doubtful accounts (Note 9 (c))	(121,051)	(157,489)
	(3,591,162)	(3,045,650)

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Notes to the Interim Financial Information

28       Financial income (expenses)

	January to March 2021	January to March 2020
Financial expenses
Interest and charges on borrowings and financing – local currency	(104,680)	(73,581)
Interest and charges on borrowings and financing – foreign currency	(12,462)	(49,098)
Other financial expenses	(74,643)	(78,951)
Income tax over international remittance	-	(5,193)
Inflation adjustment on borrowings and financing	(52,397)	(18,607)
Other inflation adjustments	(42,113)	(32,214)
Interest and inflation adjustments on provisions	(41,954)	(26,261)
Total financial expenses	(328,249)	(283,905)

Financial revenue
Inflation adjustment gains	51,183	36,148
Income on financial investments	18,221	22,102
Interest income	46,980	45,556
Cofins and Pasep	(5,414)	(4,877)
Other	41	3
Total financial income	111,011	98,932

Financial income (expenses), net of exchange variation	(217,238)	(184,973)

Exchange variation
Exchange variation on borrowings and financing	(137,573)	(1,796,539)
Exchange variation gains	447	1,224
Other exchange variations	(6)	3
Exchange variations, net	(137,132)	(1,795,312)

Financial income (expenses), net	(354,370)	(1,980,285)

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Notes to the Interim Financial Information

29	Other operating income (expenses), net

	January to March 2021	January to March 2020

Other operating income, net	7,796	10,039
Other operating expenses	2,880	(7,286)

Other operating income (expenses), net	10,676	2,753

Other operating income is comprised of sale of property, plant and equipment, sale of contracts awarded in public bids, right to sell electricity, indemnities and reimbursement of expenses, fines and collaterals, property leases, reuse water, PURA projects and services, net of Cofins and Pasep.

Other operating expenses consist mainly of derecognition of concessions assets due to obsolescence, discontinued construction works, unproductive wells, projects considered economically unfeasible, losses on property, plant and equipment, estimated losses and operational assets indemnification.

30	Commitments

The Company has agreements to manage and maintain its activities, as well as agreements to build new projects aiming at achieving the objectives proposed in its target plan. The main unrecognized committed amounts as of March 31, 2021 are as follows:

	1 year	1-3 years	3-5 years	More than 5 years	Total
Contractual obligations – Expenses	1,201,264	499,365	132,618	686,320	2,519,567
Contractual obligations - Investments	1,965,996	1,371,072	1,459,631	628,997	5,425,696
Total	3,167,260	1,870,437	1,592,249	1,315,317	7,945,263

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Notes to the Interim Financial Information

31       Supplemental cash flow information

	January to March 2021	January to March 2020

Total additions to contract assets (Note 13)	1,084,501	681,120
Total additions to intangible assets (Note 14 (b))	75,522	25,269

Items not affecting cash (see breakdown below)	(509,103)	(312,816)

Total additions to intangible and contract assets as per statement of cash flows	650,920	393,573

Investments and financing operations affecting intangible assets but not cash:
Interest capitalized in the period (Note 14 (d))	54,018	71,057
Contractors payable	129,257	111,749
Performance agreements	233,359	94,358
Right of use	69,462	22,997
Construction margin (Notes 14 and 25)	23,007	12,655
Total	509,103	312,816

32       Events after the reporting period

●   Results of ARSESP’s Public Consultations

As of April 8, 2021, ARSESP published the results of the Calculation of the Maximum Average Tariff (P0) and X Factor of the Third Ordinary Tariff Revision and the results of the Proposal for Revision of SABESP’s Tariff Structure.

Although a new tariff structure has been approved, the tariff for 2021 is still based on the current tariff structure, while the new structure will be applied as of 2022. The impact of the tariff adjustment of users in the residential and non-residential, social residential and wholesale categories (water and sewage) was 7.6% in 2021, negative by 1.0% and 5.45%, respectively. Moreover, the actual tariff adjustments of the residential category for 2022, 2023 and 2024 have been established at 1.5%, 3% and 4.6%, respectively, together with the expansion of beneficiaries in the vulnerable residential category and the funds allocated to the 2019-2020 commercial programs.

The new tariff structure was defined by ARSESP considering four groups: (i) minimum consumption versus fixed tariff with a portion calculated based on the volume of water used; (ii) tariffs separated by type of service (such as water supply, and sewage collection and treatment); (iii) social tariff; and (iv) non-residential tariffs.

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Comments on the Company’s Projections

Comments on the Company’s Projections

The projections presented in the Reference Form are annual and not on a quarterly basis. Therefore, the quarterly comparison between information disclosed in the Reference Form with quarterly results shall not apply.

The projections monitoring occurs on annual basis and are disclosed in the Reference Form.

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Other Information Deemed as Relevant by the Company

1.	CHANGES IN INTEREST HELD BY THE CONTROLLING SHAREHOLDER, BOARD MEMBERS AND EXECUTIVE OFFICERS

CONSOLIDATED SHAREHOLDING POSITION OF CONTROLLING SHAREHOLDERS, MANAGEMENT AND OUTSTANDING SHARES Position as of March 31, 2021
Shareholder	Number of Common Shares (units)%		Total Number of Shares (units)%
Controlling Shareholder
Treasury Department(1)	343,507,729	50.3%	343,507,729	50.3%
Companhia Paulista de Parcerias - CPP	6	0%	6	0%
Management
Board of Directors	200	0.0%	200	0.0%
Executive Board	-	-	-	-

Fiscal Council	0	0%	0	0%

Treasury Shares	-	-	-	-

Other Shareholders

Total	343,507,935	50.3%	343,507,935	50.3%

Outstanding Shares	340,001,934	49.7%	340,001,934	49.7%
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Other Information Deemed as Relevant by the Company

CONSOLIDATED SHAREHOLDING POSITION OF CONTROLLING SHAREHOLDERS, MANAGEMENT AND OUTSTANDING SHARES Position as of March 31, 2020
Shareholder	Number of Common Shares (units)%		Total Number of Shares (units)%
Controlling Shareholder
Treasury Department(1)	343,507,750	50.3%	343,507,750	50.3%
Companhia Paulista de Parcerias - CPP	6	0%	6	0%
Management
Board of Directors	3,000	0.0%	3,000	0.0%
Executive Board	-	-	-	-

Fiscal Council	2	0%	2	0%

Treasury Shares	-	-	-	-

Other Shareholders

Total	343,510,758	50.3%	343,510,758	50.3%

Outstanding Shares	339,999,111	49.7%	339,999,111	49.7%

2.	SHAREHOLDING POSITION

SHAREHOLDING POSITION OF HOLDERS OF MORE THAN 5% OF EACH TYPE AND CLASS OF COMPANY SHARES, UP TO THE INDIVIDUAL LEVEL
Company: CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO			Position as of March 31, 2021 (number of shares)
	Common shares		Total
Shareholder	Number of shares	%	Number of shares	%
Treasury Department	343,507,729	50.3	343,507,729	50.3
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Reports and Statements / Unqualified Reports on Special Review

Report on Review of Interim Financial Information

To the Shareholders, Directors and Management of

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

São Paulo – SP

Introduction

We have reviewed the accompanying interim financial information of Companhia de Saneamento Básico do Estado de São Paulo (“Company”), included in the Interim Financial Information Form (ITR) for the quarter ended March 31, 2021, which comprises the Statement of financial position as of March 31, 2021 and the related income statement and statement of comprehensive income, the statements of changes in equity and cash flows for the three months then ended, including a summary of significant accounting policies and other explanatory notes.

Management is responsible for the preparation of the interim financial information in accordance with Technical Pronouncement NBC TG - 21- Interim Financial Reporting and IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the standards on auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information included in the Interim Financial Information Form (ITR) referred to above is not prepared, in all material respects, in accordance with NBC TG – 21 and IAS 34 applicable to the preparation of interim financial information and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM).

Other matters

Review of corresponding values related to comparative period

The review of the interim financial information for the quarter ended March 31, 2020 was performed by another independent auditor, who issued the review report without mofidication over the aforementioned interim financial information on May 14, 2020.

Statement of value added

The quarterly information referred to above includes stetements of value added for the period of three months ended March 31, 2021, prepared under the responsibility of the Company's management and presented as supplementary information for the purposes of IAS 34. These statements were submitted to the same review procedures in conjunction with the review of the Company's interim financial information in the order to conclude they are reconciliated to the interim financial information and to the accounting records, as applicable, and whether the structure and content are in accordance with the criteria established in the NBC TG 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that the accompanying statements of value added were not prepared, in all material respects, in accordance with the interim financial information taken as a whole.

São Paulo, May 13, 2021

Nelson Fernandes Barreto Filho

CT CRC 1SP-151.079/O-0

Grant Thornton Auditores Independentes

CRC 2SP-025.583/O-1

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Reports and Statements / Executive Officers’ Statement on the Financial Statements

Executive Officers’ Statement on the Quarterly Information STATEMENT

The Executive Officers of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, with Corporate Taxpayers’ ID (CNPJ/MF) number 43.776.517/0001-80, headquartered at Rua Costa Carvalho, nº 300, Pinheiros, São Paulo, declare that, pursuant to paragraph 1 of article 25, item VI of CVM Instruction 480, of December 7, 2009:

They reviewed, discussed and agreed with the quarterly information for the period ended March 31, 2021. São Paulo, May 13, 2021.

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

Benedito Pinto Ferreira Braga Junior

Chief Executive Officer

Rui de Britto Álvares Affonso

Chief Finance and Investor Relations Officer

Adriano Candido Stringhini

Corporate Management Officer

Alceu Segamarchi Junior

Technology, Project and Environment Officer

Ricardo Daruiz Borsari

Metropolitan Officer

Monica Ferreira do Amaral Porto

Regional Systems Officer

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Reports and Statements / Executive Officers’ Statement on the Report of Independent Registered Public Accounting Firm

Executive Officers’ Statement on the Report of Independent Registered Public Accounting Firm STATEMENT

The Executive Officers of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, with Corporate Taxpayers’ ID (CNPJ/MF) number 43.776.517/0001-80, headquartered at Rua Costa Carvalho, nº 300, Pinheiros, São Paulo, declare that, pursuant to paragraph 1 of article 25, item V of CVM Instruction 480, of December 7, 2009:

They reviewed, discussed and agreed with the Report of Independent Registered Public Accounting Firm on the quarterly information for the period ended March 31, 2021.

São Paulo, May 13, 2021.

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

Benedito Pinto Ferreira Braga Junior

Chief Executive Officer

Rui de Britto Álvares Affonso

Chief Finance and Investor Relations Officer

Adriano Candido Stringhini

Corporate Management Officer

Alceu Segamarchi Junior

Technology, Project and Environment Officer

Ricardo Daruiz Borsari

Metropolitan Officer

Monica Ferreira do Amaral Porto

Regional Systems Officer

75

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: May 28, 2021

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.